SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 28,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Clarifies Bovespa’s Consultation

In response to a consultation made by Bovespa, which is free translated below:

“Considering that the Board of Directors, in a Meeting held on April 11, 2003, approved the acquisition, by the company, of its own shares to be kept in treasury or future sale or to be canceled, we request the termination date of this acquisition”.

Brasil Telecom clarifies that the Board of Directors, in a meeting held on April 11, 2003 approved the implementation of a Shares Buyback Program to be valid for three months, beginning on April 14, 2003. This Shares Buyback Program will be terminated on July 14, 2003.

Brasil Telecom remains at your disposal for any clarification that is made necessary.

Brasília, May 23, 2003.

Carla Cico

CEO and Investor Relations OfficerBrasil
Telecom S.A.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES AND EXCHANGE COMISSION IAN - ANNUAL INFORMATION	05/26/2003 BRASIL TELECOM S/A

02.02 – PROFESSIONAL EXPERIENCE AND ACADEMIC CURRICULUM OF EACH DIRECTOR AND EXECUTIVE OFFICER

01)     Mr. EDUARDO SEABRA FAGUNDES – Chairman of the Board Directors

Academic Curriculum:

Degree in Law from Federal University of Rio de Janeiro, Brazil.
Course of Studies and Research of Law Teaching from Getulio Vargas Foundation, Brazil

Professional Experience:

Militant Lawyer
Attorney of the State of Rio de Janeiro
President of the Brazilian Lawyer Order (Federal)
President of the Brazilian Lawyer Institute
General Attorney of the State of Rio de Janeiro
Justice Secretary of the State of Rio de Janeiro
Member of the Brazilian Institute Council of Administrative Law
Member of the Editorial Council of the Tributary Magazine

Chairman of the Directors Board of Banco Credibanco S.A
Member of the Curator Council of the Political and Social Researching Institute – IEPES
Partner-founder of the Monetary Law Brazilian Institute

02)     Ms. MARIA AMALIA DELFIM DE MELO COUTRIM – Member of the Board of Directors

Academic Curriculum:

Degree in Economy from the Rural Federal University of Rio de Janeiro

Professional Experience:

Director of CVC/Opportunity since March 1997
Director of Opportunity Asset Management from 1994 until 1997
Partner-Director of Banco ICATU from 1986 until 1994
Investment manager of Bradesco Seguros S.A. from 1983 until 1985
 Investment Analyst of TRIPLIK CORRETORA from 1982 until 1983

03)     Mr. FRANCISCO RIBEIRO DE MAGALHÃES FILHO – Member of the Board of Directors

Academic Curriculum:

Fundamentalist Analysis of Enterprises Course
Technical and Graphical Analysis Course
Financial Accountability Course
Financial Mathematical Course
Manager Accountability Course
Actualization of the Anonymous Society rules
Tributary Analysis Course
Seminary on strategic for Emergent Markets
s Seminary on the Privatization of the Brazilian Telephonic Systems

Professional Experience

Member of the Board of Directors Enterprises of the Telecommunication sector
Director of ANIMEC
Management and Control on Financial Institutions in the areas of Stock Exchange, Department of Underwriting and Incentive Enterprise auctions (FINOR, FINAN, FISET)

04)     RICARDO WIERING BARROS – Member of the Board of Directors

Academic Curriculum:

Degree in Data Processing from PUC-RJ, BrazilPost
Graduate Degree in Accounting from FGV-RJ, Brazil
Management Development Program from Harvard Business School

Professional Experience

Investment Analyst in CVC/Opportunity
Member of Board of Directors of CVRD
Member of Board of Director of Santos Brasil S.A
 Investment Analyst of PREVI

05)     EDUARDO CINTRA SANTOS – Member of Board of Directors

Academic Curriculum:

Degree in Civil Engineering from Federal University of Bahia

Professional Experience:

Partner-Manager and Technical Responsible of E.C.S Construç&otidle;es e Montagens Ltda, Salvador, Bahia, from 1978 until 1980
Partner-Manager, Director and Technical Responsible of PERBRÁS – Empresa Brasileira de Perfuraç&otidle;es Ltda,- since 1980.

08)     DANIELA MALUF PFEIFFER – Member of the Board of Directors

Academic Curriculum:

Degree in Business Administration from UFRJ, july/92

Professional Experience:

Icatu Bank – Data Base, from may/90 until jan/94
Opportunity Asset Management – Data Base – from oct/94 until sep/97
CVC Opportunity – Investor Relations

07)     RODRIGO BEHRING DE ANDRADE – Member of Board of Directors

Academic Curriculum:

L.L.B from University of Brasília, Brazil, 1983
L.L.M from Yale Law School, USA, 1985

Professional Experience:

CVC/Opportunity Equity Partners, since aug/97
GP Investments, from dec/95 to jul/97
J.P. Morgan, from mar/90 until nov/95
Pinheiro Neto & Advogados, from nov/ 85until mar/90
Bingham, Dana & Gould, from jun/85 until oct/85
Pinheiro Neto & Advogados, from mar/83 until jul/84

08)     CARLA CICO – C.E.O and Director of Investor Relation

Academic Curriculum:

London Business School / University of London
MBA of LBS, Sloan Program
MSE in Business, University of London

Professional Experience:

Stet International S.p.A, Roma / Italy (from jan/95 until feb/99) – International director of Business Operation: Responsible for the cover of part of Asia, South America, East Europe and African Countries. Responsible for finding out investment opportunities and strategies in the countries. Responsible for the implementation of projects related to wireline and wireless telephony.

IRI S.p.A, China (from sep/93 until dec/94) – Representative principal of the Beijing Office: Participation in the consolidation of many financing projects and joint ventures in the sectors of telecommunications, steal, aerospace, energy and secondary sectors. Responsible for the relationship with all the Chinese government instances, including the State Planning Commission, the Ministry of International Trade, Importation/Exportation Agencies, Bank of China and with international financial institutions such as World Bank and the Asian Development Bank.

Resident Manager, ChongQuing: Responsible for the Joint Venture of communication equipment production; for the management of general logistic; supervision of the Chinese and Italian staff; know-how transference of technology from the Italian factory to the Chinese operations and organization of an inventory manager system.

Italtel S.p.A, China (from jan/87 until sep/92) – Representative principal of the Beijing office: Responsible for the definition and implementation of the Italtel strategy in China: competition analysis; product markets, dealing with juridical aspects of the supplier contracts; general supervising of the projects; training of technical staff and access to new markets such as Indonesia, Vietnam, Thailand and Philippine.

10)     CARLOS GERALDO CAMPOS MAGALHAES – Director of Human Resources

Academic Curriculum:

Degree in Business Administration from the Business Administration School of Bahia, Brazil, 1978.
Degree in Electric Engineering from the Polytechnics School of the Federal University of Bahia, Brazil, 1977.

Professional Experience:

Administrative and Financial Director of OAS Group, from 1994 until 2001
Financial Director of OAS Builder and COESA Engineering, from 1991 until 1994.
Sub secretary of the Treasury Office Of the State of Bahia, from 1989 to 1990. General Superintendent of Budget of LIGHT – Electricity Services S.A., from 1987 until 1989.
Chairman-Director of COELBA, from 1984 until 1987.
Finance-Economical Director of COELBA, from 1983 until 1984.
General Coordinator of the Republic Presidency, from 1979 until 1983.
Engineer of the Department of Planning of the Transmission System, from 1978 until 1979.

03.01 – EVENTS RELATING TO SHAREHOLDER STRUCTURE

1- Event	2 – Event Date	3 – Individuals and Companies	4 – Institutional Investor	5 – Shareholders Agreement	6 – Preferred Voting Stock
RCA	**03/17/03**	**454,628**	**948**	**NO**	**NO**

7 – Preferred Voting Stock

8 – Date of Last Shareholder Agreement

03.02 – STOCKHOLDERS' POSITION WITH MORE THAN 5 % OF VOTING SHARES

1 – ITEM	2 – STOCKHOLDER'S NAME	3 – CPF – CNPJ	4 - NATIONALITY	5 - STATE
01	BRASIL TELECOM PARTICIPAÇÕES S.A .	02.570.688.0001/70	Brazilian	DF
97	Shares in Treasury			
98	OTHERS			

Item	6 – VOTING STOCK(thousand)	7 - %	8 – PREFERRED STOCK(thousand)	9 - %	10- TOTAL SHARES(thousand)	11 - %	12 – Capital Stock Composition	13 – PARTICIPANT OF	14 – CONTROLLING
01	241,646,692	96.81	114,787,168	38.84	356,433,860	65.38	04/23/2003		YES
97	0	0.00	5,175,011	1.75	5,175,011	0.95			
98	7,950,358	3.19	175,606,911	59.41	183,557,269	33.67

99	TOTAL						
249,597,050	100.00	295,569,090	100.00	545,166,140	100.00		

03.03 – CAPITAL STOCK HOLD BY CONTROLLERS UP TO INDIVIDUALS

1 - Item	2 – Controller/Investor	3 – Date of Capital Stock Composition
01	BRASIL TELECOM PARTICIPAÇÕES S.A .	04/23/2003

1 - Item	2 – Stockholder's name				3 – CPF/CNPJ		4 - Nationality	5 – State
6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition		
0101	Solpart ParticipaçõesS.A				02.607.736-0001/58		Brazilian	RJ
71,830,503,826	53.89	161,687,175	0.07	71,992,191,001	20.18	04/23/03		
0102	PREVI – Caixa Prev. Func. Banco Brasil				33.754.482-0001/24		Brazilian	DF
6,895,682,320	5.14	7,840,962,644	3.52	14,736,644,964	4.13	04/23/03		
0103	Outros							
54,254,402,057	40.49	214,667,538,064	96.41	268,921,940,121	75.40	04/23/2003		
0104	Ações em Tesouraria							
1,051,100,000	0.78	0	0.00	1,051,100,000	0.29

0199	TOTAL					
134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00	

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101	Solpart Participações S.A	04/23/2003

1 - Item	2 – Stockholder's name				3 – CPF/CNPJ		4 - Nationality	5 – State
6 – Voting tock	**7 - %**	**8 – Preferred Stock**	**9 - %**	**10 – Total Shares**	**11 - %**	**12 – Capital Stock Composition**		
010101	TimePart Participações Ltda.				02.338.536-0001/47		Brazilian	RJ
631,838	62.00	0	0.00	631,838	20.93	08/27/2002		
010102	Techold Participações S.A				02.605.028-0001/88		Brazilian	RJ
193,635	19.00	1,239,982	62.00	1,433,617	47.48	08/27/2002		
010103	Telecom Itália International N.V.						Italian	
193,643	19.00	760,000	38.00	953,643	31.59	02/25/2003		
010104	Others							
18	0.00	0	0.00	18	0.00			
010199	Total							
1,019,134	100.00	1,999,982	100.00	3,019,116	100.00

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
010101	Privtel Investimentos S.A.	07/17/1998

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State
0101010101	Eduardo Cintra Santos	064.858.395-34	Brazilian	RJ
0101010102	Others			
0101010199	Total			

1 – Item	6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition
0101010101	19,998	99.99	0	0.00	19,998	99.99	
0101010102	2	0.01	0	0.00	2	0.01	
0101010199	20,000	100.00	0	0.00	20,000	100.00	

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
01010102	Teleunion S.A.	07/17/1998

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State

6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

0101010201	Luiz Raimundo Tourinho Dantas				000.479.025-15	Brazilian	BA
19,998	99.99	0	0.00	19,998	99.99		
0101010202	Others						
2	0.01	0	0.00	2	0.01		
0101010299	Total						
20,000	100.00	0	0.00	20,000	100.00		

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
01010103	Telecom Holding S.A.	17/07/1998

1 – Item	2 – Stockholder's name				3 – CPF/CNPJ		4 – Nationality	5 – State
6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition		
0101010301	CHS LLC and CHS Units						American	
19,997	99.98	0	0.00	19,997	99.98	07/17/1998		
0101010302	Others							
3	0.02	0	0.00	3	0.02			
0101010399	Total							
20,000	100.00	0	0.00	20,000	100.00

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101010301	CHS LLC and CHS Units	07/17/1998

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State

6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101010301	Techold Participações S.A.	08/27/2002

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State
01010201	Invitel S.A.	02.465.782-0001/60	Brazilian	DF
01010202	Others			
01010299	Total			

1 – Item	6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition
01010201	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00	07/27/2000
01010202	3	0.00	0	0.00	3	0.00	
01010299	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
01010201	Invitel S.A.	07/26/2000

1 – Item	2 – Stockholder's name				3 – CPF/CNPJ		4 – Nationality	5 – State
6 – Voting Stock	**7 - %**	**8 – Preferred Stock**	**9 - %**	**10 – Total Shares**	**11 - %**	**12 – Capital Stock Composition**		
0101020101	SISTEL – Fundação Sistel de Seguridade				00.493.916-0001/20		Brazilian	RJ
66,017,486	6.66	0	0.00	66,017,486	6.66	07/26/2000		
0101020102	TELOS – Fundação Embratel de Seguridade				42.465.310-0001/21		Brazilian	RJ
23,573,621	2.38	0	0,00	23,573,621	2.38	07/26/2000		
0101020103	FUNCEF – Fundação dos Economiários				00.436.923-0001/90		Brazilian	RJ
378,289	0.04	0	0.00	378,289	0.04	07/26/2000		
0101020104	PETROS – Fundação Petrobrás de Seguridade				34.053.942-0001/50		Brazilian	RJ
37,318,069	3.77	0	0.00	37,318,069	3.77	07/26/2000		
0101020105	PREVI – Caixa Prev Func Banco do Brasil				33.754.482-0001/24		Brazilian	DF
190,852,386	19.27	0	0.00	190,852,386	19.27	07/26/2000		
0101020106	Opportunity Zain S.A.				02.363.918-0001/20		Brazilian	RJ
671,848,888	67.82	0	0.00	671,848,888	67.82	07/03/2000

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101020101	SISTEL – Fundação Sistel de Seguridade	07/26/2000

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State

6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101020102	TELOS – Fundação Embratel de Seguridade	07/26/2000

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State

6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101020103	FUNCEF – Fundação dos Economiários	07/26/2000

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State

6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101020104	PETROS - Fundação Petrobrás de Seguridade	07/26/2000

1 – Item	2 – Stockholder's name				3 – CPF/CNPJ		4 – Nationality	5 – State
6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition		

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101020105	PREVI – Caixa Prev Func Banco do Brasil	07/26/2000

1 – Item	2 – Stockholder's name				3 – CPF/CNPJ		4 – Nationality	5 – State
6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition		

1 – Item	2 – Controller/Investor	3 – Date of capital stock Composition
0101020106	Opportunity Zain S.A.	03/07/2000

1 – Item	2 – Stockholder's name				3 – CPF/CNPJ		4 – Nationality	5 – State
6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

010102010601	CVC/Opportunity Equity Partners FIA				01.909.558-0001/57		Brazilian
335,488,153	45.45	0	0.00	335,488,153	45.45		
010102010602	CVC/Opportunity Equity Partners LP						Ilhas Cayman
310,773,165	42.10	0	0.00	310,773,165	42.10	01/04/99	
010102010603	Oppurtunity Fund						Ilhas Cayman
71,934,343	9.75	0	0.00	71,934,343	9.75	07/21/2000	
010102010604	Others						
19,922,139	2.70	0	0.00	19,922,139	2.70		
010102010699	Total						
738,117,800	100.00	0	0.00	738,117,800	100.00

1 – Item 0102	2 – Controller/Investor PREVI –Caixa Prev. Func. Banco do Brasil	3 – Date of capital stock Composition 03/24/2003

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State

6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

1 – Item 0103	2 – Controller/Investor Others	3 – Date of capital stock Composition

1 – Item	2 – Stockholder's name	3 – CPF/CNPJ	4 – Nationality	5 – State

6 – Voting Stock	7 - %	8 – Preferred Stock	9 - %	10 – Total Shares	11 - %	12 – Capital Stock Composition

04.01 – CAPITAL STOCK COMPOSITION

1 – Date of Last Alteration: 04/23/2003

2 – Item	3-Type of Share	4 – Form	5 – Par Value	6 – Outstanding Shares	7 – Subscribed (Reais Thousand)	8 - Exercised (Reais Thousand)
01	Voting	Book Entry Share		249,597,050	1,544,327	1,544,327
02	Preferred	Book Entry Share		295,569,090	1,828,770	1,828,770
03	Preferred Class A				0	0
04	Preferred Class B				0	0
05	Preferred Class C				0	0
06	Preferred Class D				0	0
07	Preferred Class E				0	0
08	Preferred Class F				0	0
09	Preferred Class G				0	0
10	Preferred Class H				0	0
11	Preferred Other Classes				0	0
99	Total			545,166,140	3,373,097	3,373,097

04.02 – CAPITAL STOCK SUBSCRIBED AND ALTERATIONS IN THE LAST THREE YEARS

1 - Item	2 – Date of Alteration	3 – Stock Capital Value (Reais Thousand)	4 – Value of Alteration (Reais Thousand)	5 – Alteration Origin	7 – Share Issued (Thousands)	8 – Share Price on Issue (Reais)
01	10/10/1997	1,166,352,824	170,507,163	Subscription on assets or credits	246,447,495	0.5188400000
02	12/29/1997	1,233,500,609	67,147,785	Subscription on assets or credits	114,227,997	0.5878400000
03	01/30/1998	1,018,621,790	(214,787,819)	Split – Telepar Celular	0	0.0000000000
04	07/22/1998	1,064,325,721	45,703,930	Subscription on assets or credits	89,706,840	0.5094806655
05	02/28/2000	2,842,853	1,778,527	Companies merger	8,468,745	0.0000000000
06	12/28/2000	3,290,815	447,962	Companies merger	69,312,979	0.0000000000
07	04/04/2001	3,296,179	5,364	Fiscal benefit	405,156	0.0132400000
08	03/27/2002	3,335,770	39,591	Fiscal benefit	6,398,733	0.0100600000
09	03/17/2003	3,373,097	37,327	Fiscal benefit	6,032,914	0.0106700000

04.03 – STOCK DIVIDENDS/SPLITS OR MERGERS IN THE LAST THREE YEARS

1 - Item	2 – Approval Date	3 – Par Value Per Share Before Approval (Reais)	4 – Par Value Per Share After Approval (Reais)	5 –Outstanding Shares Before Approval (Thousands	6 –Outstanding Shares After Approval (Thousands)
01	09/12/2000			11,872,214,173	463,016,352,747

04.04 – AUTHORIZED CAPITAL STOCK

1 – Number of Shares (Thousands)	2- Value (Reais Thousands)	3 – Authorization Date
560,000,000	0	04/04/2001

04.05 – COMPOSITION OF AUTHORIZED CAPITAL

1 - Item	2 – Type of Share	3 - Class	4 – Number of Shares Authorized for Issues (Thousands)
01	Voting		186,666,667
02	Preferred		373,333,333

05.01 – TREASURY STOCK

1 - Item	2 – Type of Stock	3 - Class	4 – Board Meeting	5 – Term for Purchase	6 – Acquirable Amount (Thousands)	7 – Disbursement Predicted (Reais Thousand)	8 – Acquired Amount (Thousands)	9 – Disbursed Sum (Reais Thousand)
	Preferred		04/11/2003	3 months	18,078,192	0	3,691,100	40,022

06.01 – DISTRIBUTED DIVIDENDS IN THE LAST THREE YEARS

1 - Item	2 – Type of Dividend	3 - Dividends Approval Events	4 – Dividends Approval Date	5 – Fiscal Year End	6 – Net Profit/Loss in the Period (Real Thousand)	7 – Dividends per Share	8 –Type of Shares	9 - Class	10 – Dividends Total (Real Thousand)	11 – Payment Beginning Date
01		OGSM	04/18/1997	31/12/1996	140,061	0.0209870000	Preferred		31,314	06/17/1997
02		OGSM	04/18/1997	31/12/1996	140,061	0.0038470000	Voting		5,619	06/17/1997
03		OGSM	03/27/1998	31/12/1997	118,050	0.0230920000	Preferred		42,784,657	05/26/1998
04		OGSM	04/29/1999	31/12/1998	103,458	0.0187630000	Preferred		36,447,525	09/28/1998
05		OGSM	04/29/1999	31/12/1998	103,458	0.0187630000	Voting		27,412	09/28/1999
06		OGSM	04/30/2001	31/12/2000	450,752	0.0003819195	Preferred		113,152	05/14/2001
07		OGSM	04/30/2001	31/12/2000	450,752	0.0003819195	Voting		90,155	05/14/2001
08		OGSM	04/29/2002	31/12/2001	281,243	0.4368117814	Preferred		128,103	06/26/2002
09		OGSM	04/29/2002	31/12/2001	254,266	0.0003845810	Preferred		84,555	06/26/2002
10		OGSM	04/23/2003	31/12/2002	440,117	0.0005141092	Preferred		177,334	06/20/2003
11		OGSM	04/23/2003	31/12/2002	440,117	0.0005141092	Voting		147,316	06/20/2003

06.03 – DEFINITION OF STATUTORY DIVIDENDS

1 - Item	2 – Type of Share	3 - Class	4 - % Capital Stock	5 - % Fixed Dividend	6 - % Minimum Dividend	7 - % Dividend	8 – Calculus Basis	9 – Refund Capital Prevision	10 - Premium	11 – Voting Right
01	Preferred		54.22	0.00	6.00		Equity	NO	NO	NO
02	Voting		45.78	0.00	25.00		Profit	NO	NO	YES

06.04 – STATUTORY ALTERATIONS

1 – Date of Last Alteration	2 – Compulsory Dividend (% of Profit)
04/23/2003	25.00

07.01 – REMUNERATION AND PROFIT SHARING WITH MANAGING STAFF

1 – Profit Sharing Plan	2 – Total Remuneration of Managing Staff (Real Thousand)	3 – Periodicity
YES	18,000	Monthly

07.02 – CONTRIBUTIONS AND PROFIT SHARING IN THE LAST THREE YEARS

1 – Last Fiscal Year End: 12/31/2001

2 – Penultimate Fiscal Year End: 12/31/2000

3 – Antepenultimate Fiscal Year End: 12/31/1999

4 - Item	5 – Beneficiary/Contributor Description	6 – Last Fiscal Year Total (Real Thousand)	7 - – Penultimate Fiscal Year Total (Real Thousand)	8 - Antepenultimate Fiscal Year Total (Real Thousand)
01	Beneficiary – Holder of debentures	0	0	0
02	Beneficiary – Employees	41,387	50,833	22,780
03	Beneficiary – Managing Staff	0	0	0
04	Beneficiary – Beneficiary Parts	0	0	0
05	Contributions to Assistance Fund	0	0	0
06	Contributions to Pension Fund	0	0	0
07	Other Contributions	0	0	0
08	Net Profit in the Fiscal Year	440,117	281,243	450,742
09	Net Loss in the Fiscal Year	0	0	0

09.01 – BRIEF BACKGROUND OF THE COMPANY

Telecomunicações do Paraná S.A. – TELEPAR was organized in November 27 of 1963 after State Law no. 4.707 of 1963 authorized the Executive Power of the State of Paraná to explore and offer telecommunication services.

In 1967, TELEPAR took over the Companhia Telefônica Nacional - CTN and, subsequently, other companies of the interior of the State, and began to operate more than 90% of the telecommunication system of Paraná.

In 1975, the control of TELEPAR was transferred from the State Government to Telecomunicações Brasileiras S.A. - TELEBRÁS.

On December 29, 1989, Companhia Pontagrossense de Telecomunicações - CPT was taken over and, in February of 1990, the Companhia Telefônica de Paranaguá – COTELPA was also.

The preparation for the privatization of the TELEBRÁS System meant the split up of the telephone carriers. The split-up represented a transfer of activities, the assets and the shareholder’s equity related to cellular telephony to a new company.

Thus, Telepar was divided into two companies: one in charge of rendering fixed telephony services and the other for rendering cellular telephony services. The fixed TELEPAR incorporated, in combination with TELEACRE, TELERON, TELEGOIÁS, TELEBRASÍLIA, TELEMAT, TELEMS, TELESC and CTMR, Region II of the General Grant Plan.

Region II was given to a holding company, Tele Centro Sul Participações S.A. (currently Brasil Telecom Participações S.A.), privatized in July of 1998.

From then on, investments were allocated for the modernization and expansion of the telephony network in Region II with the aim of meeting the repressed demand existing at the time.

The privatization process of the telecommunication sector was based on two foundations, universalization and competition, and in 2001 these effects became apparent. This year was the starting point of the race for the anticipation of the indicators for the Plano Geral de Metas para a Universalização - General Objectives of the Universalizaton Plan (PGMU). This Plan, created to assure the universalization of the services, establishes the goals for individual and group access. Increasing competition also occurred with the end of the duopoly in the Serviço Telefônico Fixo Comutado - Switched Fixed Telephone Services (STFC) for local and long distance modes.

One year after the privatization, in July of 1999, the introduction of competitors in the interurban fixed service occurred and offered to the customers the possibility to choose a carrier to perform their calls, through the implementation of the Código de Seleção de Prestadora - Carrier Selection Code (CSP).

On February 28, 2000, the first corporate reorganization of Telecomunicações do Paraná S.A. – TELEPAR (today Brasil Telecom S.A.) took place through which the Company took over the Companies: Telecomunicações de Santa Catarina S.A. – TELESC, Telecomunicações de Brasília S.A.– TELEBRASÍLIA, Telecomunicações de Goiás S.A. – TELEGOIÁS, Telecomunicações do Mato Grosso S.A. – TELEMAT, Telecomunicações do Mato Grosso do Sul S.A. – TELEMS, Telecomunicações de Rondônia S.A. – TELERON, Companhia Telefônica Melhoramento e Resistência S.A. – CTMR and Telecomunicações do Acre S.A. – TELEACRE, previously controlled directly by Brasil Telecom Participações S.A. (former Tele Centro Sul Participações S.A.). This reorganization was concluded on April 10, 2000, when the deadline for the right of withdrawal was reached. This reorganization aimed at:

  increase the productivity and efficiency of the telecommunication services enabling more benefits to the user through the reduction of operating costs and adaptation of the tax load;

  enable higher value and liquidity to the shareholders of the carriers;

  make the corporate structure of Brasil Telecom Participações and its controlled companies more transparent; and

  increase the funding efficiency and the capacity.

At the takeover, all the shareholders’ equity of the carriers was transferred to TELEPAR. As a result of the takeover:

  Brasil Telecom Participações S.A. (at the time Tele Centro Sul Participações S.A.), as controlling shareholder of the Carriers, exchanged the common and preferred shares of the other carriers for common and preferred shares of TELEPAR;

  The remaining shareholders of the Carriers received preferred TELEPAR shares due to the extinction of the common and preferred shares that they held in the capital stock of the Carriers.

In order to offer to the common TELEPAR shareholders the same benefits granted to the minority common shareholders of the other carriers, the right to convert the common TELEPAR shares, of which they were titleholders, to preferred shares of TELEPAR issuance, was assured at the ratio of one preferred share for each common share held. This operation ended on June 14, 2000.

Brasil Telecom Participações S.A., with the aim of maintaining the 50/50 proportion of common and preferred shares of the capital stock of TELEPAR, exchanged for common shares, the amount of preferred shares of TELEPAR issuance that it held and that were necessary to maintain this proportion.

As a result of the takeover, the shareholders of the carriers, regardless of the type of shares they owned, received preferred TELEPAR shares. As such, the following ratios for the exchange of shares were used:

COMPANIES	TELEMAT	TELEBRASÍLIA	TELESC	CTMR	TELEMS	TELERON	TELEGOIÁS	TELEACRE
EXCHANGE RATIO	1.580319	0.87842	0.82949	0.728821	0.673658	0.380142	0.353636	0.055324

Therefore, the titleholders of common TELEPAR shares received the same benefits granted to the titleholders of common shares of the other carriers.

During the Special Shareholders Meeting held on April 28, 2000, the alteration of the corporate name from Empresa de Telecomunicações do Paraná S.A. - TELEPAR to Brasil Telecom S.A. was deliberated by the shareholders.

Acquisition of Companhia Riograndense de Telecomunicações - CRT

Through Act no. 6.196, of February 1, 2000, Anatel suspended the voting and vetoing right of TBS Participações S.A. or its participation in the Board of Directors or in the Executive Suite of CRT. As of February 5, Brasil Telecom, at the time the largest minority shareholder, holder of 8.01% of the total of 748,529,272 common shares of CRT issuance, began to manage the company, guaranteeing the continuity of the services, the regular course of business and its normal operation. On February 29, 2000, during the Annual Shareholder’s Meeting, members of the administration of CRT appointed by Brasil Telecom were elected.

Through Act no. 7.066, of March 17, 2000, Anatel regulated the organization of the trust fund aimed at alienating the shares of CRT issuance held by TBS Participações S.A., within a period of 90 days counting from March 21, 2000.

Since the shareholders of TBS Participações S.A. and Brasil Telecom Participações S.A. had not yet concluded the negotiations for the sale and purchase of 85.19% of the common shares of CRT issuance within the period defined, Anatel decreed the intervention of the company with the aim of preserving the competitive environment and keeping to the model defined in the General Grant Plan. As of June 22, 2000, CRT began to be managed by an administrator appointed by Anatel. The intervention was suspended after the execution of the contract for the purchase and sale of CRT shares, through Act no. 11.163, of August 29, 2000.

The Annual Shareholder’s Meeting of Brasil Telecom S.A., held on July 28, 2000, and of Brasil Telecom Participações S.A., held on April 07, 2000, approved the appraisal report and the minutes of the contract for the purchase of CRT shares. On July 31, Brasil Telecom Participações S.A. and Brasil Telecom S.A. acquired the total capital stock of TBS Participações S.A., corresponding to 31.56% of the capital stock of CRT, worth R$1.44 billion, equal to US$800 million.

Through the transaction 654,499,147 shares of CRT issuance were acquired, of which 637,677,444 were common shares and 16,821,703 were preferred shares, representing 85.19% and 1.27% of the common and preferred shares, respectively. Brasil Telecom Participações S.A. and Brasil Telecom S.A. acquired, respectively, 1.17% and 98.83% of the capital stock of TBS.

During the Annual Shareholder’s Meeting held on December 28, 2000, the shareholders of Brasil Telecom Participações S.A., Brasil Telecom S.A., CRT and TBS approved the takeover of CRT and TBS by Brasil Telecom S.A. For each share issued by CRT, the shareholders received 48.56495196 shares of Brasil Telecom S.A. issuance, of the same kind. The shareholders of Brasil Telecom S.A., including those deriving from CRT, were granted the right to exchange their common shares for preferred shares, at the ratio of one common share for one preferred share.

The restructuring enabled the simplification of the corporate structure through the consolidation of operations into one single company, as well as an increase in productivity, a higher rate of efficiency in telecommunication services, a reduction in tax load through the elimination of operations between companies and through the use of the tax exemption generated by the amortization of the share premium paid at the acquisition for control of CRT.

Listing on the New York Stock Exchange

Brasil Telecom S.A. was the first Brazilian telecommunication company to list American Depositary Shares (ADS) on the New York Stock Exchange (NYSE) since the privatization of the Telebrás System. The startup of the negotiations occurred on November 16, 2001, under the symbol “BTM”, of which each ADS represented 3,000 preferred shares without par value. The CUSIP identification number of Brasil Telecom S.A. is 10553M101.

Organization of BrT Serviços de Internet S.A. - BrTI
BrT Serviços de Internet S.A. - BrTi, an integral subsidiary of Brasil Telecom S.A., was organized in October of 2001 and it was aimed at becoming a leader and a market reference in the distribution and access of interactive media and in the offer of integrated Internet solutions.

The company in November of 2001 launched the BrTurbo gateway, a high-speed Internet access provider, with the objective of enhancing the sale of the Brasil Telecom “Turbo” product. In 2002, the BrTurbo operation was divided into two main stages. The first was aimed at creating awareness of the brand and the new concept of a 100% broadband gateway. The second stage was characterized by the reformulation of the gateway and the introduction of new broadband content, of which the highlights were live transmissions of news and entertainment channels, on demand video channels for short-feature movies and news reports about extreme sports, besides an exclusive channel for online games.

In November, the “TurboMeeting” service was launched, which enabled the performance of videoconferences between two points. All these initiatives increased the average daily audience from 1.5 million hits in January of 2002 to 7.5 million hits in December of the same year.

BrTurbo achieved the leading position, in number of active customers, in relation to the providers that operate high-speed access services based on ADSL technology in the concession area of Brasil Telecom and it reached 54.7 thousand customers in December. Around 39% of the Brasil Telecom Turbo clients used BrTurbo as an Internet access provider.

In 2002, the implementation of a corporate customer care strategy was also started, mainly, for small and medium-sized companies and Small Office & Home Office (SOHO) clients, which resulted in the launch of the BrTData gateway, aimed at meeting the demand for backup and information storage space, e-mail accounts and publication of sites on the Internet. BrT was also the winning bidder of the Permanent Electronic Address from Brazilian Postal Company ECT, a project which predicts the supply of 4.2 million free e-mail boxes over four years, which represents the largest solution for mailboxes in Latin America

Acquisition of stake in Vant Telecomunicações S.A.

The Board of Directors of Brasil Telecom S.A. approved on November 21, 2001, the acquisition of 19.9% of Vant with the objective of consolidating the share of the company in the data market of the country by offering services and products to its current customers out of Region II through an operational agreement.

Through its highly qualified team, a non-expiring license for Serviço Limitado Especializado - Specialized Limited Service (SLE) and a next generation IP backbone, Vant specializes in the transmission of data and solutions in the corporate areas (including outsourcing), for retail and Internet. Besides more than 2,100 gateways in service in the concession area of Brasil Telecom, Vant has 17 points of presence in the cities of São Paulo, Rio de Janeiro, Belo Horizonte, Vitória, Salvador, Recife, Fortaleza and other smaller cities.

Vant offers to its residential customers, Small Office & Home Office (SOHO) and Small & Medium Enterprises (SME) the following services:

  IP gateways located on the premises of the client for private data communication;

  Value-added, video and electronic billing services;

  Outsourcing of LAN/WAN networks, network management, data center, Application Service Provider (ASP); and

  Dedicated Internet access.

Among the main benefits of this transaction are:

  Increase of technological capacity and expertise in aggregate IP for Brasil Telecom through a highly qualified team;

  Strengthening and increase of market share in Region II via an already established presence;

  Expansion of the range of products and services through a wider provision of value-added packages and services;

  Operational learning such as Competitive Local Exchange Carrier (CLEC);

  Presence in Regions I and III, through an operational agreement with Vant; and

  Option to purchase the total amount of capital stock when the regulatory impediment no longer exists.

Execution of Agreement with Globenet for the Purchase and Sale of Shares and Assets

On November 15, 2002, Brasil Telecom signed, with affiliated companies of GlobeNet Communications Group Ltd., the Purchase and Sale of Shares and Assets Agreement establishing the acquisition of the whole optical fiber submarine cable system of the GlobeNet group, which interconnects points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be performed through the acquisition of assets situated in the United States, the Bermuda Islands, in Brazil and in Venezuela.

The transaction, which is conditioned to the verification of certain conditions which are normal in operations of this nature, was implemented by Brasil Telecom through its integral subsidiary, BrTI, which, in turn, can organize subsidiaries abroad to perform the acquisition of the assets and the equity interest situated abroad.

The amount of the transaction will be equal to US$48 million, of which US$28.8 million will be paid on the closing date of the transaction and the remainder, worth US$19.2 million, will be paid within 18 months after the payment of the first installment.

The GlobeNet group was created in 1998 to provide optical fiber communication services in the United States and internationally between the United States and South America. The system of the GlobeNet group is comprised of two rings of protected submarine cables, which represent approximately 22,000 km of the best technology in optical fiber cables interconnecting Brazil to the United States, passing through Venezuela and through the Bermuda Islands, with an installed capacity of 80Gbps, and the capability of reaching up to 1.36Tbps. With this installed capacity, there is no forecast for additional investments in property, plant & equipment in the short term.

With this transaction, Brasil Telecom proceeds with its strategy to consolidate and expand as a Broadband IP, Residential and Corporate service provider, besides becoming the owner of an important optical connection between Brazil and the United States, which is essential for the interests of the country.

Acquisition of the SMP License

In line with the strategy to offer integrated solutions to its customers, Brasil Telecom acquired the Serviço Móvel Pessoal - Personal Mobile Service (SMP) license for R$191.5 million at an auction held on November 19 of 2002. In relation to the minimum price of R$184.9 million, Brasil Telecom paid a premium of 3.6%.

Brasil Telecom signed the Authorization Term on December 19 of 2002 when it paid the equivalent of 10% of the proposed total. The remaining 90% shall be paid in six equal and annual installments, due, respectively, in 36, 48, 60, 72, 84 and 96 months counting from the execution of the Authorization Term. The installments will be corrected by the IGP-DI price index.

In comparison with the amounts paid for the same licenses in the auction held on February 13, 2001, the situation worked out favorably for Brasil Telecom, which acquired its licenses for an amount lower by approximately R$350 million than the amount paid at that time.

Acquisition of Share in MetroRED

On February 18 of 2003, Brasil Telecom announced the acquisition of 19.9% of the capital stock of MTH do Brasil Ltda., a corporation which holds 99.99% of the capital stock of MetroRED Telecomunicações Ltda. (MetroRED Brasil), for US$17.0 million. Additionally, Brasil Telecom has an option to purchase the 80.1% remaining capital stock of MTH for the amount of US$51.0 million, which can only occur after the certification by Anatel of the accomplishment of the objectives for 2003 predicted in the concession contract of the Company.

MetroRED Brasil will allow Brasil Telecom to give continuity to its strategy of positioning itself as leader in data transmission services for the corporate market. The transport network of MetroRED Brasil totally complements the network of Brasil Telecom and possesses capillarity in three main corporate markets out of Region II - São Paulo, Rio de Janeiro and Belo Horizonte. The system counts on 331 km of local network and 1,496 km of long distance network connecting those cities.

The company also has an Internet Solution Center with 3,500 m2 in São Paulo, which offers co-location, hosting and added value services. In addition, the company has a management team with vast experience and profound knowledge of the markets in São Paulo, Rio de Janeiro and Belo Horizonte.

Declaration of Accomplishment of Objectives:

Brasil Telecom accomplished on February 28 of this year the universalization objectives established by Anatel for December 31, 2003. The independent auditing company, PricewaterhouseCoopers, confirmed in its report that no differences were found in relation to the declaration for accomplishment of the objectives of Brasil Telecom, in any appraised objective. The next stage of the certification process for the universalization objectives will consist of direct inspection by Anatel of the results declared by Brasil Telecom.

09.02 – CHARACTERISTICS OF THE ACTIVITY SECTOR

Telecommunication Sector:

The growth curve of fixed telephony in Brazil clearly shows that this market reached its maturity in 2002. In terms of installed lines, the plant evolved only 3.1%, jumping to 47.7 million lines in December 2001 to 49.2 million in December of 2002. In turn, the teledensity evolved from 27.3% to 29.0% in the same period. This maturity was already expected in light of the anticipation process of the objectives from 2003 to 2001.

The competition in fixed telephony is still at reduced levels. The licensees continued to have total market leadership. The mirror companies accounted for only 2.5% of the lines in service in Brazil and the “small mirror companies” did not register enough volume to alter this scenario of little competition.

The carriers that anticipated the objectives of 2003 received from Anatel new authorizations to operate the services: local, national and international long distance out of their original license area. However, their operations in 2002 were practically restricted to their respective origin areas. One of the few moves that were taken with the objective of forming a stronger presence in its concession area came from the corporate area, including the long distance calls which were originated in their respective areas.

In the data communication sector, the competition for corporate clients heated up and led to a reduction in the prices offered and an improvement in quantity and quality of services. The offer of broadband services grew significantly, in particular that for Asymmetric Digital Subscriber Line – ADSL, which reached, approximately, 500 thousand accesses in Brazil, which shows its relevance as a national as well as international reference.

In general, the strategy of all the fixed telephony carriers was concentrated basically on the creation of mechanisms for the generation of traffic, the reduction of investments and the search for operational efficiency.

Within this strategy, it is worth mentioning the emphasis given to ADSL and the intelligent services, which are taking on an important role in terms of creating additional revenue and optimizing the already installed infrastructure.

In the mobile telephony sector, the effective implementation of Serviço Móvel Pessoal - Personal Mobile Service (SMP) occurred with the startup of the Oi and TIM operation in bands D and E. In addition, a successful auction for the leftovers of band D and E was held in the second half of the year. Brasil Telecom, Vésper and Telecom Américas were acquirers at the auction and should begin their operations in 2003.

In 2003, the forecast is more competition in the different sectors, involving all the members of the market. Throughout 2002, Anatel granted 11 local telephony authorizations with varied range and 14 national and international long distance authorizations, which shows the disposition of the companies to compete over new markets.

The carriers which are more capable of offering quality, price and complete and suitable solutions for the needs of each client sector have better conditions to face this scenario of accentuated competition.

Regulatory Environment in 2002:

In 2002, the telecommunication market strived to absorb the new norms set forth by Anatel at the end of 2001, which had the basic objective of making the restrictions, which until then existed to eliminate the monopoly held by the licensees, more flexible. Thus, Anatel facilitated the entry of other carriers by increasing the competition in local services as well as long distance services.

Consequently, Anatel intensified the inspection process at the licensees and it reached a peak in the second half of the year. Concurrently, with the declaration of the anticipation for the accomplishment of the objectives by several carriers, the Agency channeled considerable energy in the certification process of this anticipation.

By proceeding with the public placement of licenses in bands D and E, the Agency ended its cycle of tenders in the range of radiofrequency for SMP.

In the second half, the attention of Anatel turned also to the preparation of public queries about the extension of the license contract, which, according to the laws in effect, were required to be announced by December 31 of 2002, as did occur.

01.01 - IDENTIFICATION

1 – CVM Code 01131-2	2 – Company Name BRASIL TELECOM S/A	3 – CNPJ 76.535.764/0001-43

10.01 – Products and Services

1 - Item	2 – Main Products and/or Services	3 - % of Net Sales
01	Habilitation	0.33
02	Basic Subscription	26.95
03	Measured Service	13.34
04	Local Service fix – wireless – VC1	18.17
05	Hiring	0.05
06	Long distance within sector	10.44
07	Long distance within region	3.39
08	Long distance fix – wireless- VC2 and VC3	3.92
10	Interconnection fix – fix	6.16
11	Interconnection wireless – fix	1.81
12	Cession of infrastructure	2.39
13	Public Telephony	3.47
14	Date Communications	5.36
15	Supplementary Services	2.83
16	Others	1.35

11.02 – PROCESS OF SALES, DISTRIBUTION, MARKETS AND EXPORTS

Sales

Throughout 2002, Brasil Telecom added 533 thousand lines to its installed plant, totaling 10.5 million lines by the end of the year, as shown in the table below. This growth in relation to 2001 is equivalent to 5.3%, which shows that the Brasil Telecom plant was scaled for the demand of year 2002.

In terms of the plant in service, Brasil Telecom ended the year of 2002 with 9.5 million lines, which represented a net addition of 827 thousand lines. Basically, the 9.6% increase in comparison with the plant in service in 2001 can be explained mainly by the increase in residential lines as a result of marketing actions aimed at the sale of promotional plans and by the startup of prepaid terminal sales, available only at idle centers and targeted at clients with credit risk.

Another important factor that contributed to the increase of the plant in service was the policy adopted by Brasil Telecom in July to not remove the lines of delinquent customers. Through this policy, Brasil Telecom kept these lines partially blocked at the centers with idle capacity and, therefore, reduced costs of deactivation and the reinstallation of lines while increasing the traffic of the network.

The increase of the installed plant, combined with the expansion of the plant in service resulted in a usage rate (lines in service in relation to installed lines) of 89.7%, surpassing by 3.4 p.p. the rate registered in 2001.

Local Service

The users of rated services, residential, as well as non-residential, pay for the local calls according to their usage, which is measured in pulses. The pulses occur every four minutes. The residential clients have a monthly franchise of 100 pulses and the non-residential clients of 90 pulses, discounted at the billing of their local calls.

On business days, at business hours, the amount charged is calculated by multiplying the number of pulses by the unit price. For calls made on any day from midnight to six o’clock in the morning, Saturday from two in the afternoon until six o’clock in the morning on Monday and holidays, the subscriber pays only one pulse, regardless of the length of the call.

Long Distance Service

The long-distance rates are calculated with basis on the length, distance, time and day in which the call was made.

Network Services

The revenue resulting from network services is classified into two basic categories: (a) cession of means, that is, the lease charged for the use of means of the Company, of which the value is based on the length of the calls, and (b) interconnection, a rate charged for the usage of the Company network, of which the value is defined by agreements made. The price for the usage of the network varies in light of the usage of local and long distance networks.

In much the same way, the company pays other telecommunication service companies for the usage of their networks to complete calls and also pays the cellular service companies to complete calls sent to its subscribers. In Brazil, cellular services follow the rule of “calling party pays”, which means that a subscriber of the fixed telephony services pays a rate for the cellular service if the destination of the call is a cellular subscriber. If a subscriber of fixed telephone services calls a cellular service subscriber, within the same region, the VC-1 rate is used. If the cellular subscriber is out of this registration area, the VC-2 rate will be used. Calls sent to a cellular service subscriber that is out of the concession area of his/her carrier company will be charged the VC-3 rate.

The following table shows the evolution of the network traffic of Brasil Telecom since 1999:

TRAFFIC	12M02	12M01	12M00	12M99

Local Billed Pulses (Million)	13,019	13,460	10,691	8,655
National LD (Million Minutes)	7,248	5,585	4,303	3,600
Fixed-Mobile (Million Minutes)	4,363	3,964	2,692	1,455
Billed Pulses/AvgLIS/Month	119.9	139.5	146.5	169.8
LD Minutes National/AvgLIS/Month	66.7	57.9	59.0	70.6
Fixed-Mobile Minutes/AvgLIS/Month	40.2	41.1	36.9	28.5

The table below shows the historic evolution of rates corresponding to the services of Brasil Telecom:

Net Average Rates (R$)	June/98	June/99	July/99	Jan/00	June/00	Feb/01	Mar/01	June/01	July/01	Feb/02
Activation	80.00	25.81	25.81	25.81	26.98	26.98	26.98	29.41	29.41	29.41
Residential Subscription	10.00	11.73	11.73	11.73	14.06	14.06	14.06	16.58	16.58	16.58
Non Residential Subscription	15.00	17.62	17.62	17.62	21.19	21.19	21.19	24.59	24.59	24.59
Trunk Subscription	20.00	20.82	20.82	20.82	24.51	24.51	24.51	28.34	28.34	28.34
Local Pulse	0.05800	0.06671	0.06671	0.06671	0.07064	0.07064	0.07064	0.07065	0.07065	0.07065
Address Change	62.40	67.38	67.38	67.38	67.38	67.38	67.38	67.38	67.38	67.38
Inductive Card Credit (TUP)	0.04300	0.04643	0.04643	0.04643	0.05000	0.05000	0.05000	0.05352	0.05352	0.05352
LDN (Intra-Sector Minute)	0.11284	0.11900	0.11374	0.10136	0.11185	0.11185	0.11980	0.13270	0.13261	0.13961
LDN (Intra-Region Minute)	0.18426	0.19432	0.18578	0.17675	0.18784	0.18784	0.19171	0.20234	0.21132	0.21132
LDN (General Minute)	0.13130	0.13846	0.13236	0.12084	0.13149	0.13149	0.13838	0.15070	0.15814	0.15814
VC-1 (Minute)	0.25587	0.25587	0.25587	0.27912	0.27912	0.30563	0.30563	0.30563	0.30563	0.33586
VC-2 (Minute)	0.54465	0.54465	0.52586	0.48088	0.48088	0.54115	0.54115	0.54115	0.62591	0.69471
VC-3 (Minute)	0.59929	0.59929	0.58113	0.47554	0.47554	0.52494	0.52494	0.52494	0.68871	0.76438

Network

The Brasil Telecom network received investments that totaled R$1.0 billion in 2002, representing 53% of the total investment. This enabled the installation of 533 thousand lines, as well as an expansion in the data communication network and in intelligent services. Thus, Brasil Telecom has guaranteed the quality of its services and is prepared for the traffic expansion.

The implementation of four Pontos de Acesso ao Serviço - Service Access Points (PAS) in the cities of Campo Grande, Cuiabá, Maringáand Porto Alegre, besides the expansion of five existing PAS, are among the main accomplishments of the year. This led to the introduction of new services, for example, Internet Call Waiting and the hybrid terminal.

The Calling Line Identification Verification – CLIV tool was introduced in the signaling network to block users of other carriers that use CSP 14 and are delinquent.

The implementation in the transmission backbone of the first Dense Wavelength Digital Multiplex – DWDM systems between Blumenau and Florianópolis and between Porto Alegre and Caxias do Sul enabled the initial transmission capacity of this stretch of the state backbones to expand eightfold.

Evolution of the Data Communication Plant

The main investments were targeted towards the expansion of the existing networks, in particular for the installation of 124.7 thousand new ADSL gateways, accumulating a total of 225.3 thousand installed gateways. The plant in service reached 140.7 thousand accesses, representing a growth of 309% in relation to 2001.

The DialNet (Internet dialed access) service increased from 47.5 thousand installed gateways in December of 2001 to 89.0 thousand at the end of 2002, that is, a growth of 87.4%.

In terms of the other data communication services (ATM, Frame Relay, IP), a growth of 24.4% was registered in the existing plant due to the installation of 1.6 thousand new gateways, which increased the installed base to 8.2 thousand gateways.

During the last quarter of the year, the implementation of the Multi Protocol Label Switching - MPLS and the aggregator equipment in the IP network started up. These implementations will guarantee the supply of differentiated services for the corporate clients.

Products

Cyber Data Center (CyDC)

In 2002 two data centers were inaugurated, one in Brasília and another in Porto Alegre, and they, combined with the data center in Curitiba, enabled Brasil Telecom to reinforce its strategy to supply complete solutions with top technology and fully adapted to the needs of its clients.

By adopting decentralized data infrastructure, Brasil Telecom understands that the client feels more secure knowing that their information is close to their location. However, it is worth pointing out that the Cyber Data Center - CyDC is interconnected by high-speed networks that guarantee high value-added services, which count on physical and logistical security resources.

With the aim of reinforcing the sale of CyDC, Brasil Telecom formed partnerships targeted at offering products and services for market sectors with specific approaches.

The CyDCs are equipped with redundant systems integrated to the backbone, besides being connected to the other national and international telecommunication carriers. The already existing infrastructure of our Centros de Processamento de Dados - Data Processing Centers (CPDs) was used, which made the investments needed marginal. The CyDC is a vital element for the sale of connectivity and IP band and this complete offer meets the needs of our clients for backup sites, net sourcing or the cutting-edge technology access offered by CyDC.

Internet Turbo ADSL

As part of the loyalty strategy of the client base, Brasil Telecom expanded its Turbo service (ADSL technology) sales efforts for the high-income residential clients by making the service available at stations that service the A and B class areas and it offers this service at 190 municipalities in Region II.

With the purpose of differentiating its product and increasing the average revenue per access, the Company repositioned its ADSL line of products and created the “Turbo” family, which offers access speeds that vary from 300Kbps to 1.0Mbps downstream and 150Kbps to 300Kbps upstream. Also included in this philosophy of increasing the revenue of the broadband business, value-added services that use the ADSL network infrastructure were developed, for example, Turbo Vídeo, which uses the broadband network for the transmission of Video on Demand and Simple VPN, which enables the exchange of content via Internet with the security of a dedicated access.

In order to increase the sales of “Turbo” family, agreements were executed with the main suppliers for billing of the modem on the telephone bill. In addition, several new modems were approved to heat up the competition between the manufacturers and cause a reduction in price for the clients.

In 2002, partnerships with regional and national providers were formed and 319 agreements were signed with providers that, besides authenticating the users of the Turbo and Turbo Companies products, also took on the role of sales channels.

Description of the Products

Multifone 14/Multifone 14 Plus: These are services for the integrated transmission of voice, data and images in a single telephone line using ISDN technology;

PABX Virtual: This service equips the installed lines, including at different addresses, with the facilities of a Private Telephone Switching Center. This service meets the needs for telephone communication in commercial and residential condominiums and companies by reducing the number of operators required;

SLDA (Serviço de Linha Dedicada Analógica - Dedicated Analog Line Service): Enables point-to-point communication in voice range signals (voice, fax, tele-alarms, muzak, etc) through dedicated circuits with local and interurban analog interfaces with versatility in the applications;

Cyber Data Center: This is a hosting, re-leasing, storage and connectivity service with the capacity of keeping the servers and other technological platforms in operation 24 hours a day, seven days a week;

Asymmetric Transfer Mode (ATM): This is a service that offers the complete integration of data, voice and image in corporate communications with high quality standards and which enables a band width for applications with the most diverse traffic needs;

DialNet: This offers remote access via the switched telephone network to Internet providers or corporations (Intranet);

SLDD (Serviço de Linha Dedicada Digital - Dedicated Digital Line Service): This is a service with speed options that vary between 1.2 Kbps to 155 Mbps and it enables the transfer of data with a practically insignificant delay and a transparency of protocols. With the SLDD, it is possible to form point-to-point or multipoint networks through dedicated circuits;

Frame Relay: This is an alternative for SLDD, which allows the integration of data and voice traffic, mainly for the formation of corporate networks. With frame relay, it is possible to interconnect different addresses by forming networks through virtual circuits, allowing the company to use, in the same physical access, several previously defined circuits with band assurance;

IP WAN: This enables the interconnection of corporate networks with points scattered over several different locations for applications that do not need band assurance. In addition, this enables the creation of data communication networks without the need to convert protocols and this represents better performance as it uses all the connectivity offered by the IP protocol. The price varies according to the access speed, regardless of the distance between the interconnected locations;

Dedicated IP: This is the fastest and most efficient service for Internet access. Top performance access to the worldwide web by providing services, through its own servers, for

Internet connection (ISP), content (web hosting), e-commerce, electronic mail and home banking, among others;

IP Light: This connects the company to the Internet with high quality and attractive prices. This service offers IP addresses, which enable the company to be recognized on the Internet.

Relationship with the Client

This was a year for the consolidation of the infrastructure and partnerships within the client relationship strategy. Just for the purpose of illustrating this, it is important to note that the call centers of Brasil Telecom received an average of 31.5 million calls a month, which shows the scale of this operation.

In 2002, the Company continued the implementation of the Customer Relationship Management – CRM, Work Force Management, Data Warehouse systems, besides having implemented new call center platforms and developed its new webpage.

The CRM project, for example, was developed to better equip the Company in relation to the client as this tool enables the organization and storage of important and strategic information about the profile of the clients all integrated in the same base. This facilitates analysis and allows for the establishment and the maintenance of a mutually advantageous and long-lasting relationship.

The website of Brasil Telecom received 1.6 million hits per month in the last quarter of 2002. By the end of the year, 207 thousand clients were registered on the Company page, which represented an expansion of 67% in relation to 2001, consolidating the strategy to turn it into another channel of relationship with the client.

Throughout the year, the website was totally restructured and targeted towards the clients and their respective needs. The restructuring considered the creation of specific gateways for each market sector: residential, SOHO, commercial, corporate and government, as well as the development of new services, such as: e-mail accounts, interactive accounts, online payments and consumer graphs.

In 2002, Brasil Telecom consolidated and expanded its partnership with the largest service network of the country – Empresa Brasileira de Correios e Telégrafos – ECT (Brazilian Postal Company), lottery houses and the Caixa Econômica Federal – CEF bank and offered several services in more than 10 thousand service points.

At the lottery houses, 8.6 million online debit account consultations and 5.8 million payments without accounts were made, with the automatic unblocking of the telephone terminal, and at the post offices of the capital cities of Region II, the client was able to request several types of Brasil Telecom.Contact Centers services.

As of December, a new management concept was introduced in the contact center’s management, which involved strategic partners, a wider integration between the centers’ managements, higher levels of efficiency and redefinition of the client sector models. The new management concept included also the standardization of third-party contracts, better incentive programs and recognition, qualification of the service staff, improvement of the information and management of resources and new technologies.

Two companies specialized in client contact were selected as partners: Teleperformance and CBCC – Brazilian Contact Center Company.

Teleperformance is associated to French-owned SR Teleperformance, which is present in more than 30 countries and one of the three largest global companies in contact center operations. With 16 thousand contact positions at 145 centers, it services 250 million telephone contacts per month around the world.

CBCC is a company of the Teletrim Telecomunicações S.A. group, which has centers in Rio de Janeiro and São Paulo and has activities in 150 Brazilian municipalities and 11 states and services 60 million clients from 1.200 contact centers.

In combination, the two companies add up to 9 thousand contact centers, which places their partnership among the three largest contact center service providers in the country, considering the centers of Teleperformance in São Paulo, those of CBCC in Rio de Janeiro and São Paulo and the current centers of Brasil Telecom, present in eight Brazilian states, among which, the District Capital.

Contact Centers

As of December, a new management concept was introduced in the contact center’s management, which involved strategic partners, a wider integration between the centers’ managements, higher levels of efficiency and redefinition of the client sector models. The new management concept included also the standardization of third-party contracts, better incentive programs and recognition, qualification of the service staff, improvement of the information and management of resources and new technologies.

Two companies specialized in client contact were selected as partners: Teleperformance and CBCC – Brazilian Contact Center Company.

Teleperformance is associated to French-owned SR Teleperformance, which is present in more than 30 countries and one of the three largest global companies in contact center operations. With 16 thousand contact positions at 145 center, it services 250 million telephone contacts per month around the world.

CBCC is a company of the Teletrim Telecomunicações S.A. group, which has centers in Rio de Janeiro and São Paulo and has activities in 150 Brazilian municipalities and 11 states and services 60 million clients from 1.200 contact centers.

In combination, the two companies add up to 9 thousand contact centers, which places their partnership among the three largest contact center service providers in the country, considering the centers of Teleperformance in São Paulo, those of CBCC in Rio de Janeiro and São Paulo and the current centers of Brasil Telecom, present in eight Brazilian states, among which, the District Capital.

Competition

In 2002, the Serviço Telefônico Fixo Comutado - Switched Fixed Telephone Service (STFC), after the opening promoted by Anatel, was effectively exposed to a more competitive environment. Through the concession of new grants, the regulating agency expanded the number of companies with authorization to act in this market. Therefore, not only the local service, but also the national and international long distance began to have, potentially, a greater number of competitors.

Local Service

In its region, Brasil Telecom focused 96.5% on the local market. This leadership, however, is a result of a set of actions aimed mainly at the customer loyalty. The highlights of the actions implemented for this purpose are: the dissemination of broadband access, the expansion of intelligent services, the definition of alternative plans and the permanent practice of aggressive prices.

The forecast for 2003 is the introduction of new competitors in Region II to offer local services. It is believed that these new carriers will focus their efforts only on the main cities with emphasis on the corporate and higher-income residential clients.

National Long Distance

Since the introduction of the Código de Seleção da Prestadora - Carrier Selection Code (CSP), in July of 1999, the competition was established in this sector. In general, the competition in the long distance market in the three regions is practically restricted between the local licensees and the long distance licensees.

Within the scope of its concession area, Brasil Telecom maintained its leading position in this market in 2002 as can be seen in the following graph:

The increase in its share in the intra-sectorial sector, as well as the intra-regional one, is due to a stronger position of the Company in offering, always, the lowest rate combined with a plan that better suits the needs of each client sector. In 2003, however, with the release of new authorizations on behalf of Anatel, the competition should increase. The local licensees that obtained the new licenses for these services in other regions will concentrate their activities, for an eminently economic reason, on the corporate market and on the routing of calls which originate in their concession area.

Interconnection

Throughout 2002, Brasil Telecom set up agreements, based on the regulations in effect, with all parties interested in interconnecting their local or long distance networks.

The companies that aimed at market niches intensified the practice of attracting traffic-concentrating clients, such as Internet access providers and call-centers. These companies, based on the regulations, created an artificial traffic imbalance in the local interconnection routes. This posture was incessantly opposed by Brasil Telecom in several areas: regulatory, market and legal.

Even though this issue has not been totally resolved, it has been minimized. This anomaly, however, will only be corrected when Anatel, through the regulation deriving from Public Bid no. 417/02, makes the difference between telecommunication services and value-added services official.

Brasil Telecom monitored and negotiated continuously with the STFC and Serviço Móvel Celular - Cellular Mobile Service (SMC) companies with the purpose of protecting its leadership position in Region II as an Longa Distância Nacional – National Long Distance (LDN) transport service.

Telemar and Telefônica, after anticipating their universalization objectives set for December 2003, obtained, as predicted in the regulations, new grants from STFC, which enabled them to carry out their activities in Region II. As a result, Brasil Telecom signed with these companies the relationship instruments predicted in the regulations, such as: interconnection, LDN transport, sharing of means and other agreements, which were negotiated with basis on the principle of reciprocity. This was done to assure as of now the terms for future relationship agreements with those companies, when Brasil Telecom obtains the new grants from STFC to carry out its activities in Regions I and III, which are respectively, the original activity areas of Telemar and Telefônica.

Data Communication

Even though voice transmission represents the largest part of net sales of the local licensees, the carriers noticed the need to move quickly in terms of expanding the range of solutions in the data area by stepping up their shares in this highly competitive market and, thus, increase total revenue through the capture of new corporate clients.

One of the strategies of Brasil Telecom to consolidate its position in the data area was ADSL. The in-service ADSL accesses skyrocketed from 34.4 thousand in 2001 to 140.7 thousand in 2002, representing a growth of 309% and demonstrating that the largest demand in the data area is focused on Internet access. Besides ADSL, the Company placed emphasis on the Serviço de Linha Dedicada Digital - Dedicated Digital Line Service (SLDD), and Frame-Relay, which is fast becoming an interesting solution for the sector of small and medium-sized companies.

The forecast in 2003 for the company will be to contemplate services based on IP technology, mainly Voice over Internet Protocol - VoIP and Virtual Private Network Internet Protocol - VPN IP.

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISE AGREEMENTS

Official No.	Trademark	Presentation	Class	Deposit Date	Registration Date	Extension Date	Status
006449484		Figurative	38-10	7/24/1975		8/25/2006	Registered
006449492	TELESC	Nominative	38-10	7/24/1975		8/25/2006	Registered
790148056	EPEL	Nominative	38	6/1/1979	10/27/1981	10/27/2011	Registered
800113535	TESTACON	Nominative	38-10	4/30/1980	5/4/1983	5/4/2003	Registered
812317564	COMPAC	Nominative	38-10	11/22/1985	11/24/1987	11/24/2007	Registered
816286051	BRAZIL TELECOM	Nominative	38	7/11/1991	9/3/2002	9/3/2012	Registered
816286060	BRAZIL TELECOM INTERNATIONAL	Nominative	38	7/11/1991	9/3/2002	9/3/2012	Registered
816286078	TELECOM BRAZIL	Nominative	38-10	7/11/1991			Published
816286086	TELECOM BRASIL	Nominative	38-10	7/11/1991			Published
816300160	CTSC	Nominative	38-10	8/7/1991	5/4/1993	5/4/2003	Registered
816300178	CTSC	Nominative	40-25	8/7/1991	5/4/1993	5/4/2003	Registered
816334820	TELEMENSAGEM	Nominative	38-10	9/18/1991			Request Impugned
816437599	SERVICARD	Nominative	38-10	25/10/1991	6/29/1993	6/29/2003	Registered
816286043	BRASIL TELECOM	Nominative	38	7/11/1991			Deferred
816437610	SERVICARD	Nominative	36-60	25/10/1991	10/29/1996	10/29/2006	Registered
816675040	FONEBOX	Nominative	38-10	23/4/1992	11/9/1993	11/9/2003	Registered
816675066	SECRETARIA ELETRONICA	Nominative	38-10	23/4/1992	11/9/1993	11/9/2003	Registered
816697272	GIR	Nominative	38-10	4/6/1992	11/23/1993	11/23/2003	Registered
817195262	SADAN	Nominative	38-10	5/5/1993	4/18/1995	4/18/2005	Registered
817195319	SAGRE	Nominative	38-10	5/5/1993	3/7/1995	3/7/2005	Registered
817195343	SGE	Nominative	38-10	5/5/1993	4/18/1995	4/18/2005	Registered
817726187	BRASCHIN	Nominative	38-10	2/23/1994	4/2/1996		Registered
817726195	CHINAPAYPHONE	Nominative	38-10	2/23/1994	4/2/1996		Registered
817726217	CARDTELCHINA	Nominative	38-10	2/23/1994	4/9/1996	4/9/2006	Registered
817726233	CHINACARD	Nominative	38-10	2/23/1994	4/9/1996	4/9/2006	Registered
817726241	CHINATROPIC	Nominative	38-10	2/23/1994	4/9/1996	4/9/2006	Registered
817808736	TELEVIA	Nominative	38-10	4/27/1994	5/14/1996	5/14/2006	Registered
817836535	BRASILIA ON-LINE	Nominative	38-10	13/6/1994	9/3/1996	9/3/2006	Registered
817836543	DF ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836551	PARANA ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836578	SANTA CATARINA ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836586	SC ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836616	RS O-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836624	MT ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836632	MATO GROSSO ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836640	MS ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836659	MATO GROSSO DO SUL ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836667	GO ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836675	GOIAS ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836748	RO ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836756	RONDONIA ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836764	AC ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
817836772	ACRE O -LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
818234920	TELEDUCACAO	Nominative	38-10	1/26/1995	3/11/1997	3/11/2007	Registered
819203831	VITRAL	Nominative	38-10	5/17/1996	12/22/1998	12/22/2008	Registered
819748048	REDE DE DEMONSTRACAO	Nominative	38-10	3/24/1997	8/3/1999	8/3/2009	Registered
819748056	REDEMO	Nominative	38-10	3/24/1997	8/3/1999	8/3/2009	Registered
819748064	TELERREUNIAO	Nominative	38-10	3/24/1997	8/3/1999	8/3/2009	Registered
819748072	CATV COMUTADA	Nominative	38-10	3/24/1997	8/3/1999	8/3/2009	Registered
820111317	PAGNET	Nominative	38-10	6/30/1997			Request Impugned
817836594	PELOTAS ON-LINE	Nominative	38-10	6/13/1994	9/3/1996	9/3/2006	Registered
821289799	TELEACRE	Joint	38-10				Published
817772928	TRANSPAC	Nominative	38-10		5/7/1996	5/7/2006	Registered
006415431	TELEMAT	Nominative	38-10		7/25/1976	7/25/2006	Registered
006442030		Figurative	38-10		8/10/1976	8/10/2006	Registered
813963532	TELMS	Nominative	38-10, 38-1, 38-8		3/13/1990	3/13/2010	Registered
813963559	TELEMS	Nominative	38-10, 38-1,38-8		3/13/1990	3/13/2010	Registered
814620310	TELEMS	Joint	38-10		11/20/1990	11/20/2010	Registered
814895220	TELEGOIÁS	Nominative	38-10		6/18/1991	6/18/2011	Registered
815070020	TELEMAT	Joint	38-10		9/22/1992	9/22/2002	Registered
819271403	TELEMAT	Joint	37-45		2/23/1999	2/23/2009	Registered
820503681	TELEFONE VIRTUAL O SEU TELEFONE PARA MENSAGEM	Joint	38-10		8/8/2000	8/8/2010	Register Impugned
821164201	FLASH NET	Joint	38				Deferred
821203304	TELERON	Joint	38-10				Published
821428799	DDI TELEGOIÁS	Nominative	38-10				Request Impugned
821428802	DDD TELEGOIÁS	Nominative	38-10				Request Impugned
006170773		Figurative	38-10		12/10/1975	12/10/2005	Registered
810528045	GUIA TOTAL	Nominative	38-10		4/30/1985	4/30/2005	Registered
812018346	LOJTEL	Nominative	09-25,09-35		6/7/1988	6/7/2008	Registered
812844955	AQUI	Nominative	16-20, 16-9,16-7		11/21/1989	11/21/2009	Registered
812938372	GUIA GLOBAL	Nominative	16-20		9/11/1990	9/11/2010	Registered
812938380	PARANA GLOBAL	Nominative	16		11/12/1991	11/12/2011	Registered
812938410	AUDIOTEXTO	Nominative	38-10		9/13/1988	9/12/2008	Registered
815886349	DATAPAR	Nominative	38		8/11/1992	8/11/2012	Registered
817632549	PACPAR	Nominative	38-10		1/2/1996	1/2/2006	Registered
817684441	DATAPAR PLUS	Nominative	38-10		4/2/1996		Registered
818223626	MAILPAR	Nominative	38-10		2/18/1997	2/18/2007	Registered
818223634	FAX PAR	Nominative	38-10		2/18/1997	2/18/2007	Registered
818546352	MAILPAR	Joint	38-10		9/9/1997	9/9/2007	Registered
818624680	IGUACU COM	Nominative	38-10		9/30/1997	9/30/2007	Registered
818624698	SEMINT	Nominative	38-10		9/30/1997	9/30/2007	Registered
818624701	EXPOIGUAÇU	Nominative	38-10		9/30/1997	9/30/2007	Registered
819815659	INTERNET VIA TELEPAR	Joint	38-10		7/20/1999	7/20/2009	Registered
820502545	INTERLAN-FR	Nominative	38-10		12/7/1999	12/7/2009	Registered
817869670	C.P.V. - CAIXA POSTAL DE VOZ	Nominative	38-10		10/13/1999		Registered
720008581	TELEPAR	Joint	38		1/5/1982	1/5/2012	Registered
817217088	TELEPAR	Joint	38-10		3/1/1995	3/1/2005	Registered
817894039	VOXPAR	Nominative	38-10		9/3/1996	9/3/2006	Registered
818287411	TELEARTE	Nominative	38-10		6/24/1997	6/24/2007	Registered
818624663	SEMINT IGUACU	Nominative	38-10		9/30/1997	9/30/2007	Registered
818624710	SEMINT	Nominative	16-20				Deferred
820502537	TELEPAR ROTPAR	Joint	38-10		9/12/2000	9/12/2010	Registered
810770318	ACHEI!	Nominative	11-10		5/31/1988	5/31/2008	Register Impugned
812374614	TELEBRASILIA	Joint	38-10		7/26/1988	7/26/2008	Registered
815428308	DISQUEDATA	Nominative	38		4/14/1992	4/14/2012	Registered
816647232	RURALVAN	Nominative	38-10		10/26/1993	10/26/2003	Registered
816750300	DATATEMPO	Nominative	38-10		3/15/1994	3/15/2004	Registered
816816689	DATALINK	Nominative	38-10		12/6/1994	12/6/2004	Registered
817000291	NETDATA	Nominative	38-10		10/4/1994	10/4/2004	Registered
817000305	DATANET	Nominative	38-10		10/4/1994	10/4/2004	Registered
817000356	TELEDADOS	Nominative	38-10		10/4/1994	10/4/2004	Registered
817000364	NETPAC	Nominative	38-10		10/4/1994	10/4/2004	Registered
817165444	TELEBUSCA	Nominative	38-10		2/21/1995	2/21/2005	Registered
817229973	CENTRAX	Nominative	38-10		4/4/1995	4/4/2005	Registered
817239391	TELECONFERENCIA	Nominative	38-10		4/25/1995	4/25/2005	Registered
817335781	CELLCARD	Nominative	38-10		6/27/1995	6/27/2005	Registered
817453628	REMAVE	Nominative	38-10		4/30/1996	4/30/2006	Registered
817453830	REMAV-VIDEO FONE	Nominative	38-10		4/16/1996	4/16/2006	Registered
817453849	REMAV-COM	Nominative	38-10		4/16/1996	4/16/2006	Registered
817453857	REMAV-64K	Nominative	38-10		4/16/1996	4/16/2006	Registered
817453865	REMAV-FONE	Nominative	38-10		4/16/1996	4/16/2006	Registered
817453873	REMAV-FAX	Nominative	38-10		4/16/1996	4/16/2006	Registered
817453881	REMAV-DADOS	Nominative	38-10		5/7/1996	5/7/2006	Registered
817453890	REMAV-SAT	Nominative	38-10		5/7/1996	5/7/2006	Registered
817453903	REMAV-VIDEO	Nominative	38-10		5/7/1996	5/7/2006	Registered
817453911	REMAV-TV	Nominative	38-10		4/16/1996	4/16/2006	Registered
817453920	REMAV-NET	Nominative	38-10		4/16/1996	4/16/2006	Registered
817453938	REMAV-MULTI	Nominative	38-10		4/16/1996	4/16/2006	Registered
817787992	SUPER COM	Nominative	38-10		6/18/1996	6/18/2006	Registered
817799559	CABNET	Nominative	38-10		5/7/1996	5/7/2006	Registered
817799567	VIDEONET	Nominative	38-10		5/7/1996	5/7/2006	Registered
817799591	VIDEO LINK	Nominative	38-10		5/7/1996	5/7/2006	Registered
817799605	INTERCAB	Nominative	38-10		5/7/1996	5/7/2006	Registered
818042540	LISTA TELEFÔNICA ELETRÔNICA	Nominative	38-10				Request Impugned
822665336	CTMR COMPANHIA TELEFÔNICA MELHORAMENTO E RESISTÊNCIA UMA EMPRESA DA TELE CENTRO SUL	Joint	38	4/27/2000			Published
823308880	ESTAÇÃO TELECOM	Joint	35	10/24/2000			Published
823308871	ESTAÇÃO TELECOM	Joint	38	10/24/2000			Published
823308898	ESTAÇÃO TELECOM	Joint	41			10/24/2000	Published
823326209	LISTAS DAQUI	Nominative	16	10/26/2000			Published
823326217	LISTAS DAQUI	Nominative			35	10/26/2000	Published
823326225	LISTAS DAQUI	Nominative	38	10/26/2000			Published
823482570	ELISTAS DAQUI	Joint	35	12/18/2000			Published
823482588	ELISTAS DAQUI	Joint	38	12/18/2000			Published
823488152	DSL TURBO	Nominative	38	12/22/2000			Published
819271454	TELEMAT	Nominative	37		8/15/2000	8/15/2010	Registered
823580318	HIPERLINE	Nominative	38	2/19/2001			Published
823623190	INTERLAN	Nominative	38	2/23/2001			Published
823627993	FÁCIL 14	Nominative	38	3/7/2001			Published
823628019	14 FÁCIL	Nominative	38	3/7/2001			Published
823680061	PLANO DAQUI.COM	Nominative	38	3/22/2001			Published
823061884	51 QUEM É DAQUI FALA ASSIM CRT	Joint	35	8/1/2000			Published
823061892	51 QUEM É DAQUI FALA ASSIM CRT	Joint	38	8/1/2000			Published
817137920	CELULAR CRT	Joint	38-10		10/31/1995	10/31/2005	Registered
814403255	CRT	Joint	38		11/12/1991	11/12/2011	Registered
822025787	CRT	Joint	11-10	9/15/1999			Published
821800183	CRT 51	Joint	09-35	7/6/1999			Request Impugned
821800191	CRT 51	Joint	38-10	7/6/1999			Request Impugned
822025779	CRT 51	Joint	11-10	9/15/1999			Request Impugned
822268728	CRT 51 ACESSO DIRETO	Joint	38-10	12/1/1999			Published
822269350	CRT 51 ACESSO DIRETO	Joint	09-35	12/7/1999			Published
822269058	CRT 51 CALLFRIENDS	Joint	38-10	12/6/1999			Published
822745704	CRT 51 EXPRESS	Joint	38	4/17/2000			Published
822745712	CRT 51 EXPRESS	Joint	38	4/17/2000			Published
822269449	CRT 51 FAST.COM 51	Joint	09-35	12/7/1999			Published
822268779	CRT 51 INFOBOX	Joint	38-10	12/1/1999			Published
822268744	CRT 51 INFOSERVICE	Joint	38-10	1/12/1999			Published
822268752	CRT 51 INFOSITE	Joint	38-10	12/1/1999			Published
822269066	CRT 51 MIDIABOX	Joint	38-10	12/6/1999			Published
822268736	CRT 51 MIDIAFONE	Joint	38-10	12/1//1999			Published
822268760	CRT 51 PHONESITE	Joint	38-10	12/1//1999			Published
822269040	CRT 51 PUBLIBOX	Joint	38-10	12/6/1999			Published
822269333	CRT 51 PUBLIFONE	Joint	38-10	12/7/1999			Published
822269341	CRT 51 PUBLIFONE	Joint	09-35	12/7/1999			Published
822269309	CRT 51 REDESERVICE	Joint	38-10	12/7/1999			Published
822269007	CRT 51 RURAL LINE	Joint	38-10	12/6/1999			Published
822269015	CRT 51 RURAL LINE	Joint	38-10	12/6/1999			Published
822269023	CRT 51 RURAL LINE	Joint	38-10	12/6/1999			Published
822269368	CRT 51 RURAL LINE	Joint	09-35	12/7/1999			Published
822268990	CRT 51 SOLUÇÕES AVANÇADAS	Joint	38-10	12/6/1999			Published
822269317	CRT 51 SOLUÇÕES AVANÇADAS	Joint	09-35	12/7/1999			Published
822269074	CRT 51 SOLUÇÕES EMPRESARIAIS	Joint	38-10	12/6/1999			Published
822269325	CRT 51 SOLUÇÕES EMPRESARIAIS	Joint	11-10	12/7/1999			Published
822269376	CRT 51 SOLUÇÕES EMPRESARIAIS	Joint	09-35	12/7/1999			Published
822289822	CRT 51 SPIDIUM	Joint	09-35	12/13/1999			Published
822300311	CRT 51 SPIDIUM	Joint	38-10	12/13/1999			Published
822269082	CRT 51 TELEFACILIDADES	Joint	38-10	12/6/1999			Published
822269031	CRT 51 TELETRANSFERÊNCIA	Joint	38-10	12/6/1999			Published
823404420	CRT BRASIL TELECOM	Joint	35	11/16/2000			Published
823404439	CRT BRASILTELECOM	Joint	38	11/16/2000			Published
823404447	CRT BRASILTELECOM	Joint	38	11/16/2000			Published
823404455	CRT BRASILTELECOM	Joint	35	11/16/2000			Published
823404463	CRT BRASILTELECOM	Joint	38	11/16/2000			Published
823404471	CRT BRASILTELECOM	Joint	35	11/16/2000			Published
823404480	CRT BRASILTELECOM	Joint	38	11/16/2000			Published
823404498	CRT BRASILTELECOM	Joint	35	11/16/2000			Published
823061906	FÁCIL 51	Joint	35	8/1/2000			Published
823061914	FÁCIL 51	Joint	38	8/1/2000			Published
823767833	PLANO 14 PRA VOCÊ	Nominative	38	4/19/2001			Published
823767841	PLANO 51 PRA VOCÊ	Nominative	38	4/19/2001			Published
823849155	PLANO 14 SIMPLES PRA VOCÊ	Nominative	38	4/30/2001			Published
823849163	PLANO SIMPLIFICADO 14	Nominative	38	4/30/2001			Published
823849171	PLANO SIMPLIFIQUE COM O 14	Nominative	38	4/30/2001			Published
823868060	51 PRA VOCÊ	Nominative	38	5/4/2001			Published
823921158	FLEXRÁPIDO BRASIL TELECOM	Nominative	38	5/11/2001			Published
823962610	O DDD DA NOSSA CIDADE	Nominative	38	5/31/2001			Published
824031636	I-TURBO	Nominative	38	8/31/2001			Published
824115732	BR TURBO	Nominative	38	9/28/2001			Published
824094220	BR TURBO	Nominative	42	9/28/2001			Published
824094239	BRTURBO	Nominative	38	9/28/2001			Published
824094247	BRTURBO	Nominative	42	9/28/2001			Published
824100360	CENTRAL FÁCIL	Nominative	38	10/9/2001			Published
824142772	CYDC	Joint	38	11/7/2001			Published
824142780	CYBER DATA CENTER BRASIL TELECOM	Joint	38	11/7/2001			Published
824269233	IPDEDICADO	Nominative	35	1/11/2002			Published
824269187	IPLIGHT	Nominative	35	1/11/2002			Published
824246268	INTERNETTURBO	Nominative	38	12/20/2001			Published
824269268	IPDEDICADO	Nominative	42	1/11/2002			Published
824269195	IPLIGHT	Nominative	42	1/11/2002			Published
824269764	BRT14.COM	Joint	38	1/14/2002			Published
824269802	BRTCORP	Joint	38	1/14/2002			Published
824269780	BRT SERVIÇOS DE INTERNET S.A.	Joint	38	1/14/2002			Published
824269799	BRT SERVIÇOS DE INTERNET S.A.	Joint	42	1/14/2002			Published
824269810	BRTCORP	Joint	42	1/14/2002			Published
824269772	BRT14.COM	Joint	42	1/14/2002			Published
824271068	BRT STREAM	Nominative	38	1/16/2002			Published
824271076	BRT STREAM	Nominative	42	1/16/2002			Published
824308573	INTERNET TURBO ADSL	Nominative	38	1/25/2002			Published
824306732	INTERNET TURBO EMPRESAS	Nominative	38	1/24/2002			Published
824306562	BRTDATA	Nominative	38	1/24/2002			Published
824306570	BRTDATA	Nominative	42	1/24/2002			Published
824410858	14 NA LINHA	Nominative	16	3/4/2002			Published
824425472	TUBO NET	Nominative	38	3/14/2002			Published
824425464	VPN FÁCIL	Nominative	38	3/14/2002			Published
824425480	BRT PIPELINE	Nominative	38	3/14/2002			Published
824439686	VPN FAST	Nominative	38	3/22/2002			Published
824439678	VPN SIMPLES	Nominative	38	3/22/2002			Published
824439708	VPN RÁPIDA	Nominative	38	3/22/2002			Published
824470516	VPN FLASH	Nominative	38	4/1/2002			Published
824508718	PCTURBO	Nominative	35	4/17/2002			Published
824508726	HOSPEDAGEMSIMPL	Nominative	35	4/17/2002			Published
824508734	BACKUPSIMPLES	Nominative	35	4/17/2002			Published
824508742	SERVIÇOS VIP BRASIL TELECOM	Nominative	35	4/17/2002			Published
824513789	HOSPEDAGEMSIMPL	Joint	35	4/24/2002			Published
824513797	BACKUPSIMPLES	Joint	35	4/24/2002			Published
824513800	VPNSIMPLES	Joint	38	4/24/2002			Published
824670922	BRASIL TELECOM CELULAR	Nominative	37	6/14/2002			Published
824670930	BRASIL TELECOM CELULAR	Nominative	38	6/14/2002			Published
824843231	VPN PREMIUM	Nominative	38	8/2/2002			Published
824680960	TURBO CONDOMÍNIO	Nominative	42	6/25/2002			Published
824681576	BTELECOM CELULAR	Nominative	37	6/26/2002			Published
824681584	BTELECOM CELULAR	Nominative	38	6/26/2002			Published
824681673	BRT CELULAR	Nominative	38	6/26/2002			Published
824681665	BRT CELULAR	Nominative	37	6/26/2002			Published
824686110	BRASIL CELULAR	Nominative	37	7/3/2002			Published
824686128	BRASIL CELULAR	Nominative	38	7/3/2002			Published
824689739	CYBER HOC	Nominative	35	7/9/2002			Published
824689763	I-LOCATION	Nominative	35	7/9/2002			Published
824689658	E-LOCATION	Nominative	35	7/9/2002			Published
824689666	I-PARTNER	Nominative	35	7/9/2002			Published
824689674	E-STORAGE	Nominative	35	7/9/2002			Published
824689682	E-BACKUP	Nominative	35	7/9/2002			Published
824689690	E-LEASED	Nominative	35	7/9/2002			Published
824689704	E-MANAGEMENT	Nominative	35	7/9/2002			Published
824689712	CYBER SERVICES	Nominative	35	7/9/2002			Published
824689720	CYBER SOC	Nominative	35	7/9/2002			Published
824689747	E-TRÁFEGO	Nominative	35	7/9/2002			Published
824689755	E-TRÁFEGO	Nominative	38	7/9/2002			Published
824690583	E-HOSTING	Nominative	35	7/10/2002			Published
824730976	BRT4U	Nominative	38	7/17/2002			Published
824738535	INTERNET TURBO CONDOMÍNIOS	Joint	38	24/7//2002			Published
824875850	FALE.COM	Nominative	38	8/12/2002			Published
824909275	TURBO 300	Nominative	38	8/26/2002			Published
824909283	TURBO 600	Nominative	38	8/26/2002			Published
824909291	MEGA TURBO	Nominative	38	8/26/2002			Published
824909305	T600	Nominative	38	8/26/2002			Published
824913973	IP TURBO	Nominative	42	8/30/2002			Published
824913981	VPN ULTRA	Nominative	38	8/30/2002			Published
824824580	SOLUÇÕES BRT+	Nominative	38	9/11/2002			Published
824824598	BRT+ SEGURO	Nominative	38	9/11/2002			Published
824824601	BRT+ COMPLETO	Nominative	38	9/11/2002			Published
824976215	CONEXÃO 14	Nominative	14	10/8/2002			Published
825024641	DISQUE CINEMA	Nominative	38	10/24/2002			Published
825050960	TVRÁDIO BRASIL TELECOM	Nominative	38	10/30/2002			Published
825050928	TVRADIO BRT SERVIÇOS DE INTERNET S.A	Nominative	38	10/30/2002			Published
825065860	SOS FONE	Nominative	37	11/7/2002			Published
825122325	LINHA SOB >MEDIDA BRASIL TELECOM	Nominative	38	11/11/2002			Published
825122333	LINHA ECONÔMICA BRASIL TELECOM	Nominative	38	11/11/2002			Published
825122341	LINHA PLANEJADA BRASIL TELECOM	Nominative	38	11/11/2002			Published
825123976	LIG MIX	Nominative	38	11/13/2002			Published
825123968	LIG MIX BRASIL TELECOM	Nominative	38	11/13/2002			Published
825127890	FALE.COM	Joint	38	11/19/2002			Published
825129427	ESTAÇÃO 14 ESTRATÉGIA EM AÇÃO	Joint	35	11/21/2002			Published
825129427	ESTAÇÃO 14 ESTRATÉGIA EM AÇÃO	Nominative	35	11/21/2002			Published
825179130	SUPERBOLA	Joint	16	12/19/2002			Published
825194288	LIGAGITO	Nominative	38	1/7/2003			Published
825194270	LIGLOTERIA	Nominative	38	1/7/2003			Published
825194261	LIGCINEMA	Nominative	38	1/7/2003			Published
823600440	BRASIL CELT	Nominative	38	12/13/2000			Published
825226899	LIGRURAL	Nominative	38	1/17/2003			Published
825316650	PLANO LINHA GRÁTIS	Nominative	38	2/18/2003			Published
825316669	PLANO ECONÔMICO 60	Nominative	38	2/18/2003			Published
825316677	PLANO SUPER ECONÔMICO 60	Nominative	38	2/18/2003			Published
825316685	TELEFONE LIG MIX 60	Nominative	38	2/18/2003			Published
825316693	TELEFONE LIG MIX 0	Nominative	38	2/18/2003			Published
825316707	PLANO DESCONTO PROGRESSIVO	Nominative	38	2/18/2003			Published
825316715	PLANO MUDANÇA DE ENDEREÇ	Nominative	38	2/18/2003			Published
825316723	PLANO PARCELAMENTO	Nominative	38	2/18/2003			Published
825316731	PLANO FRANQUIA 300	Nominative	38	2/18/2003			Published
825344522	PLANO SUPER ECONÔMICO FRANQUIA 0	Nominative	38	2/27/2003			Deposited
825344530	PLANO ECONÔMICO FRANQUIA 0	Nominative	38	2/27/2003			Deposited
825344549	BRASILCEL	Nominative	37	2/27/2003			Deposited
825344557	BRASILCEL	Nominative	38	2/27/2003			Deposited

01.01 - IDENTIFICATION

1 – CVM Code	2 – Company Name	3 – CNPJ
01131-2	BRASIL TELECOM S/A	76.535.764/0001-43

13.01 – Significant Properties

1 - Item	2 – Type of Property				3 – Property Address				
4 - City	5 - State	6 – Total Area (thousand square meters)	7 – Constructed Area (thousand square meters)	8 – Age (Years)	9 - Insurance	10 - Mortgage	11 – Rented from Third Party	12 – Date of Contract	13 – Contract End
14 - Observation									
01	Administrative				Travessa Teixeira de Freitas, 75				
Curitiba	PR	6,312	24,652	23	Yes	No	NO		
02	Switching Central				Rua Zonardy Ribas, 156				
Curitiba	PR	2,892	0,120	4	Yes	No	No		
03	Switching Central				Rua Visconde de Nacar, 1415				
Londrina	PR	0,198	0,746	13	Yes	No	No		
04	Administrative / Switching Central				Avenida Borges de Medeiros, 512				
Porto Alegre	RS	1,064	15,436	27	Yes	Yes	No		
05	Administrative / Switching Central				Av. Getúlio Vargas, 1415				
Porto Alegre	RS	1,100	2,849	26	Yes	Yes	No

06	Switching Central				Av. Anita				
Curitiba	PR	2,083	0,342	29	Yes	No	No		
07	Administrative				Rua Felício Laskoski, 980				
Curitiba	PR	201,204	14,733	17	Yes	No	No		
08	Administrative/ Switching Central				Av. Presidente Arthur Bernardes, 2166				
Curitiba	PR	15,165	7,555	26	Yes	No	No		
09	Switching Central				Madre Benvenuta, 2080				
Itacorubi	SC	41,028	11,018	0	Yes	No	No		
10	Switching Central				Rua Professor Barreiros Filho				
Estreito	SC	12,332	6,687	0	Yes	No	No		
11	Switching Central				Rua Arcipreste Paiva				
Florianópolis	SC	1,547	2,869	0	Yes	No	No		
12	Administrative/ Switching Central				Rua Dom Aquino, 941 lote 79A				
Corumbá	MS	1,437	1,879	32	Yes	No	No		
13	Switching Central				Rua Rui Barbosa, 3040 Lote T2				
Campo Grande	MS	5,076	7,549	33	Yes	No	No

14	Switching Central				Rua Elesbão Murtinho, Lote Y, Quadra 20				
Campo Grande	MS	3,600	1,796	19	Yes	No	No		
15	Administrative/ Switching Central				Rua Barão de Melgaço, 3209				
Cuiabá	MT	0,250	0,102	0	Yes	No	No		
16	Switching Central				Rua I Quadra 13 C23				
Cuiabá	MT	0,250	0,102	0	Yes	No	No		
17	Switching Central				Av. José Ponce de Arruda,260				
Várzea Grande	MT	3,030	0,954	0	Yes	No	No		
18	Administrative				SIA ASP LOTE D				
Brasília	DF	152,000	31,220	29	Yes	No	Yes		
Part is rented from third party									
19	Switching Central				SCN Quadra CN 2, Lote F				
Brasília	DF	6,400	30,112	9	Yes	No	No		
20	Switching Central				SCS Projeção 21, Quadra 02, Bloco E				
Brasília	DF	2,443	15,160	34	Yes	No	No		
21	Switching Central				BR-153, KM 6				
Goiânia	GO	53,676	31,096	15	Yes	No	No		
22	Switching Central				Rua 3 C/ Rua 7 – Lot.65/41/67 QD-8				
Goiânia	GO	0,520	7,772	28	Yes	No	No

23	Switching Central				Rua 136 Quadra 44 – Setor Sul				
Goiânia	GO	6,023	0,119	15	Yes	No	No		
24	Administrative/ Switching Central				Avenida Brasil, 378				
Rio Branco	AC	2,700	2,950	29	Yes	No	No		
25	Switching Central				Avenida Nações Unidas, 57 – Tangará				
Rio Branco	AC	2,000	0,301	15	Yes	No	No		
26	Switching Central				Rua Bejamin Constant, 44				
Cruzeiro do Sul	AC	1,500	0,335	11	Yes	No	No		
27	Administrative				Avenida Lauro Sodre, 3290				
Porto Velho	RO	18,186	4,183	19	Yes	No	No		
28	Switching Central				Av. Rio Madeira c/ Rua 7 de Setembro				
Porto Velho	RO	2,091	0,947	20	Yes	No	No		
29	Switching Central				Rua Dom Pedro II, 1213				
Porto Velho	RO	1,785	0,191	24	Yes	No	No

14.03 – OTHER INFORMATION CONSIDERED IMPORTANT ABOUT THE COMPANY

Adhesion to Level 1 of Corporate Governance:

On May 9, 2002, Brasil Telecom S.A. and Brasil Telecom Participações S.A., adhered to Level 1 of the Corporate Governance of the São Paulo Stock Exchange (Bovespa) and became one of the first companies of the sector to become a member of the group of publicly-held companies that adopted policies that stand out for the quality and precision of the information rendered to the market.

Below are the tables that contain the information requested in compliance with the requirements set forth in item 6.5 of the Regulation for Differentiated Corporate Governance Practices:

Outstanding Shares – Position on April 30, 2002
Shareholder	Common Stock	%	Preferred Stock	%	Total	%
Direct and Indirect Controllers	242,674,694,326	97.23	126,680,786,512	42.86	369,355,480,838	67.75
Administrators
Board of Directors	111,476,859	0.04	3,567,720,226	1.21	3,679,197,085	0.67
Executive Suite	39	0.00	273	0.00	312	0.00
Statutory Audit Committee	-	0.00	-	0.00	-	0.00
Treasury Shares	-	0.00	5,175,010,503	1.75	5,175,010,503	0.95
Other Shareholders	6,810,878,318	2.73	160,145,572,884	54.18	166,956,451,202	30.62
Total	249,597,049,542	100,00	295,569,090,398	100.00	545,166,139,940	100.00
Outstanding Shares	6,922,355,216	2.77	163,713,293,383	55.39	170,635,648,599	31.30

Outstanding Shares – Position on April 30, 2002
Shareholder	Common Stock	%	Preferred Stock	%	Total	%
Direct and Indirect Controllers	237,982,221,189	97.71	124,270,701,535	42.04	362,252,922,724	67.19
Administrators
Board of Directors	203,856	0.00	3,559,561,548	1.20	3.559.765.404	0,66
Executive Suite	39	0.00	273	0.00	312	0.00
Statutory Audit Committee	455,688	0.00	13,621	0.00	469,309	0.00
Treasury Shares	-	0.00	2,220,065,717	0.75	2,220,065,717	0.41
Other Shareholders	5,581,249,296	2.29	165,518,747,704	56.00	171,099,997,000	31.74
Total	243,564,130,068	100.00	295,569,090,398	100.00	539,133,220,466	100.00
Outstanding Shares	5,581,908,879	2.29	169,078,323,146	57.20	174,660,232,025	32.40

15.01 – ENVIRONMENTAL PROBLEMS
The concern with the environment is present in the Mission Statement of Brasil Telecom: “We are aware of our responsibility in relation to safety, environmental preservation, respect for human rights, socio-cultural development and the accomplishment of the set of laws in effect in the country and in every State in which we operate.”

Brasil Telecom has established partnerships with learning institutions and alliances with companies hired to train professionals in work safety, occupational hazards and environmental control in the pursuit of qualification beyond the technical aspect of business.

In relation to the environment, the collaborators were trained for the recycling of jobs in aerial network operations with an emphasis on the correct usage of the Equipamentos de Proteção Individual - Individual Protection Equipment (EPI) and the evaluation of the work execution conditions through the creation of task preventive analysis and training of jobs in transmission towers. Due to the increase in traffic accident figures which may eventually involve its own collaborators and outsourced employees, Brasil Telecom has intensified its Traffic Education Campaign by giving lectures and defensive driving training with the support of the DETRAN transit department.

In all Brasil Telecom branch offices, an Emergency Situation Plan, which establishes procedures for firefighting, evacuation routes and first aid, has been implemented.

16.01 – LEGAL ACTIONS WITH VALUE UP TO 5% OF NET EQUITY OR NET PROFIT

1- Item	2 - Description	3 - % Net Equity	4 - % Net Profit	5 - Provision	Amount (Reais Thousand)
01	Labourite	0.00	0.00		0
02	Fiscal/Tributary	0.00	0.00		0
03	Others	0.00	0.00		0

17.01 – RELATED PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, BrT Serviços e Internet S.A. (BrTI) and Brasil Telecom Celular S.A., which are wholly-owned subsidiaries, together with Vant Telecomunicações S.A., a minority investment. (All values in this section are in Reais Thousand)

Operations between related parties and Brasil Telecom S.A. are carried out under normal prices and market conditions. The principal transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Capital: the interest on capital credited in 2002 allocated an amount of R$ 213,367 (R$ 152,366 in 2001) to the Parent Company. Of this amount, R$ 59,013 (R$ 31,707 in 2001) was allocated to the dividend provisioned. The balance of this liability as of December 31, 2002 is R$ 181,362 (R$ 129,511 on 12/31/01).

Loans with Subsidiary: Asset balance as of December 31, 2002 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 120,081 (R$ 85,717 in 2001). Yield recognized in income for 2002 (financial income) was R$ 44,591 (R$ 20,252 in 2001).

Debentures: On January 27, 2001, the company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$ 1,000, totaling R$1,300,000, with the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset as of December 31, 2002 is R$ 1,405,228 (R$ 1,398,875 in 2001) and yield recognized in income for 2002 represents R$ 236,356 (R$ 130,539 in 2001).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of December 31, 2002, balance receivable is R$ 663 (R$ 13 receivable as of December 31, 2001) and the amounts recorded in income represent: Operating Income: R$ 2,352 (R$ 2,466 in 2001). Operating Expense: R$ 256 (R$ 4,182 in 2001).

BrT Serviços de Internet S.A.

Advance for Future Capital Increase - AFAC: the amount recorded as AFAC on 12/31/02 is R$ 44,695 (R$ 3,367 on 12/31/01), and is posted under long-term assets.

Other Amounts Receivable and Payable: the result of transactions related with operating revenues and expenses for the use of installations, logistics support and telecommunications services. As of December 31, 2002, the balance payable was R$ 5,643 (R$ 136 receivable as of 12/31/01). The amounts posted under operating income in 2002 represent a revenue of R$ 24,573 and an expense of R$ 84,793.

Brasil Telecom Celular S.A.

Advance for Future Capital Increase - AFAC: as of 12/31/02, the amount recorded as AFAC is R$ 19,149, derived from amounts transferred to make payments to ANATEL for the initial portion of the Mobile Personal Service License.

Vant Telecomunicações S.A.

Collateral: as of 12/31/02 (and 12/31/01) the amount deposited as collateral to guarantee the future purchase of shares is R$ 15,575. This amount is recorded under long-term assets.

Advance for Future Capital Increase - AFAC: the amount of AFAC as of 12/31/02 is R$ 1,809 (R$ 30,000 as of 12/31/01).

Other Related Parties

The subsidiary BrTI has an investment of R$ 10,000 in the company iBEST Holding Corporation (iBEST), which corresponds to a minority interest valued at acquisition cost. The relationships between the subsidiary and the company iBEST, established in Brazil, on the balance sheet date are the following:

Balance for advances to suppliers of R$ 1,364 (R$ 13,105 in 2001) and a balance of onlending of R$ 4,782. With respect to the amounts recorded under the income of the subsidiary, R$ 17,266 represents expenses derived from operating activities and R$ 1,259 of financial income related with the loans and advances granted.

18.01 – BY LAWS

ALTERATIONS IN THIS BYLAW
Consolidated bylaw with alterations approved through deliberation of the Extraordinary General Meeting, held on 4/28/2000 and ratified at the Extraordinary General Meetings of 6/16/2000, 7/28/2000, 9/12/2000, 11/1/2000, 04/04/2001, 04/29/2002, 12/19/2002 and 04/23/2003.

LEGAL SYSTEM

1st Article - Brasil Telecom S.A. is an open joint stock company, which is governed by the present Bylaw and by the applicable legislation.

2nd Article - The object of the Company is to offer telecommunication services and activities required or useful for the operation of these services, in conformity with the granted concessions, authorizations and permits:

Sole Paragraph – In the achievement of its object, the Company may include goods and rights of third parties in its net assets, as well as:

I.	participate in the capital of other companies aimed at the accomplishment of the national telecommunication policy;
II.	organize integral subsidiaries for the performance of the activities comprised in the object and which are recommended to be decentralized;
III.	perform or promote the import of goods and services needed for the execution of the activities comprised in the object;
IV.	render technical assistance services to the other telecommunication companies, performing activities of common interest;
V.	perform study and research activities aimed at the development of the telecommunication sector;
VI.

sign contracts and agreements with other telecommunication service companies or any person or entity, aiming at assuring the operation of the services, with no loss of its attributions and responsibilities;

VII.	exert other activities related or correlated to the corporate object.

3rd Article - The Company is headquartered in Brasilia, Federal District, at SIA SUL – ASP – LOTE D – BLOCO B, and may, by decision of the Board, in accordance with the provisions in article 31 of this Corporate Bylaw, create and close branches and offices at any point in the national territory or abroad.

4th Article - The duration term of the Company is indeterminate.

CHAPTER II

CAPITAL STOCK

5th Article - The subscribed Capital Stock, totally paid off, is R$ 3,373,097,341.75 (three billion, three hundred and seventy three million, ninety seven thousand, three hundred and forty one reais and seventy centavos), divided in 249,597,049,542 (two hundred and forty nine billion, five hundred and ninety seven million, forty nine thousand, five hundred and forty two) common shares and 295,569,090,398 (two hundred and ninety five billion, five hundred and seventy nine million, ninety thousand and three hundred and ninety eight) preferred shares, all nominative shares, at no par value.

6th Article - The company is authorized to increase the capital stock, upon the deliberation of the Board Council, up to the limit of 560,000,000,000 (five hundred and sixty billion) shares, common or preferred, in accordance with the legal limit of 2/3 (two thirds) for the emission of new preferred shares with no right to vote.

7th Article - Through the deliberation of the General Assembly or of the Board Council, the capital of the Company may be increased by the capitalization of retained earnings or by reserves formerly made for this purpose by the General Assembly.

1st Paragraph - The capitalization shall be carried out with no alteration in the number of shares.

2nd Paragraph - The value of the balance of reserves below 1% (one percent) of capital stock may not be capitalized.

8th Article - The capital stock is represented by common and preferred shares, no par value, and it is not required to keep them proportional, in relation to the capital increases.

9th Article - Through the deliberation of the General Assembly or of the Board Council, the preferential right at the subscription of share, issue bonds or debentures convertible into shares, in the cases predicted in article 172 of the Corporate Law, may be excluded.

CHAPTER III

SHARES

10th Article – The capital stock is represented by common nominal and preferred nominal shares and no par value.

11th Article - Each common share corresponds to the right of one vote at the deliberations of the General Assembly.

12th Article – The preferred shares have no right to vote, being assured to them priority in the payment of the minimum and non cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher.

1st Paragraph - The preferred shares of the Company shall be granted the right to vote, through separate voting, in the decisions related to employment of foreign entities linked to the controlling shareholders, in the specific cases of management service agreements, including technical assistance, in accordance with the terms of the caption of this article.

2nd Paragraph - The preferred shares of the Company shall be granted the right to vote in the decisions related to employment of foreign entities linked to the controlling shareholders, in terms of management services, including technical assistance, and whose values shall not exceed the following percentages of annual sales for the Fixed Switched Telephone Service of the Telecommunication Transport Network and the Mobile Highway Telephone Service, free of tax and contributions: (i)1% (one percent) a year, up to December 31, 2000; (ii)0.5% (zero point five percent) a year, from January 1, 2001 to December 31, 2002; and (iii) 0.2% (zero point two percent) a year, as of January 1, 2003, in accordance with the terms of the caption of this article.

3rd Paragraph - The preferred shares shall be granted the right to vote if the Company, for 3 (three) consecutive years omits to pay the minimum dividends due to it in accordance with the terms of the caption of this article.

13th Article - The shares of the Company are subscribed, and are kept at a deposit account at a financial institution in the name of the titleholders without the issue of certificates.

CHAPTER IV

GENERAL ASSEMBLY

14th Article – The General Assembly is the governing entity of the Company, with powers to deliberate over all business related to the corporate object and to take the measures it deems necessary for the protection and the development of the Company.

15th Article – Besides the attributions set forth by law, the General Assembly is responsible for setting the global remuneration of the members of the Board Council and of the Board and the individual remuneration of the members of the Audit Committee.

16th Article - The General Assembly is convened by the Board Council, or in the form predicted in the Sole Paragraph of Article 123 of Law no 6,404/76. Whenever the Board Council summons a General Assembly it is the Chairman’s duty to co-substantiate the act.

17th Article - The General Assembly is convened by the President of the Company or, in his absence or due to his impediment, by any Director, or also, by attorney-in-fact duly invested of specific powers for this purpose. The Assembly shall be presided by the Chairman of the Board Council, who is also responsible for choosing the secretary. In the absence of the Chairman of the Board Council, the Assembly shall be chaired by any director or by attorney-in-fact duly vested of specific powers. In the case of absence and/or impediment of any directors and attorney-in-fact, as predicted in the terms of this article, the Assembly must elect the chairman of the board and the respective secretary.

18th Article – The discussions and deliberations of the General Assembly shall be recorded in the book of minutes, signed by the members of the board and by the shareholders present, which represent, at least, the majority required for the deliberations assumed.

1st Paragraph - The minutes may be recorded in the form of a fact summary, including disagreements and protests.

19th Article – Annually, at the four first months subsequent to the corporate yearend, the General Assembly will convene, ordinarily, to:

2nd Paragraph - Except for counter deliberations of the Assembly, the minutes shall be published with omission of the signatures of the shareholders.

I.	take the accounts of the Administrators, examine, discuss and vote over the financial statements;
II.	deliberate about the destination of the net profit of the year; and
III.	elect the members of the Audit Committee and, whenever the case, the members of the Board Council.

20th Article – The General Assembly shall convene, extraordinarily, whenever the interests of the Company require so.

CHAPTER V

COMPANY ADMINISTRATION

Section I

General Norms

21st Article – The Administration of the Company is performed by the Board Council and by the Board.

1st Paragraph - The Board Council, the body of the Company that deliberates as a group, executes the Top Administration Level of the Company.

2nd Paragraph - The Board is the body of the Company that represents the executive Administration of the Company, each member acting in accordance with their respective competence.

3rd Paragraph - The attributions and powers granted by Law to each one of the administrative bodies may not be granted to any other body.

22nd Article - The administrators come into power at the writing of the terms into the Book of Minutes of the Assemblies of the Board Council or of the Board, according to the case.

23rd Article – The mandate of the administrators is of 3 (three) years, with reelection allowed.

Sole Paragraph – The mandate of the administrators run until their successors come into power.

Section II

Board Council

24th Article – Besides the attributions predicted by law, the Board Council is responsible for:

I.	approving the annual budget of the Company, besides the objective and business strategy plan predicted for the period of validity of the budget;
II.

deliberating over the capital increase of the Company up to the limit of the authorized capital, as well as deliberating over the issue of stock or subscription bonus, including with the exclusion of the preferential right of the shareholders, setting the issue and placement conditions of the stock or subscription bonus;

III.	authorizing the issue of commercial papers for public subscription;
IV.	resolving, when delegated by the General Assembly, about the conditions of issue of the debentures, according to the provisions of the 1st Paragraph in Article 59 of Law no 6,404/76;
V.	authorizing the sale of debentures, including those convertible into shares, issued by the Company that are in the treasury;
VI.	authorizing the acquisition of Company issued shares, for the purpose of cancellation or permanence in the treasury and subsequent sale;
VII.	approving the participation or sale of participation of the Company in the capital of other companies;
VIII.

authorizing the sale or burden of goods which integrate the fixed assets of the Company, involving an amount equal or above R$ 500.000,00 (five hundred thousand reals), adjusted monthly, as of September 30, 1999, based on the variation of the IGP-DI (General Price Index – Internal Availability) or, in the absence of the latter, by the index that comes to substitute it, however, this amount cannot be lower than the book value of the referent good;

IX.	authorizing the acquisition of goods for the fixed assets whose individual value is above 1% (one percent) of the net equity of the Company;
X.	within the limit of authorized capital, approving the grant for the option of the purchase of stock to its administrators, employees and to individuals that render services to the Company.
XI.	authorizing the rendering of real or personal guarantees by the Company in favor of third parties;
XII.

authorizing the practice of gratuitous acts, in benefit of the employees or of the community, in view of the corporate responsibilities of the Company, of which the rendering of guarantees to employees in the case of transfers and/or interstate and/or inter-city relocation, does not imply in a matter that depends on the prior approval of the Board Council;

XIII.	approving the employment of loans, financing, leasing and issue of commercial papers whose individual value is above 1% (one percent) of the net equity of the Company;
XIV.	authorizing investments in new businesses or the creation of a subsidiary;
XV.	deliberating over the approval of a "Depositary Receipt" program issued by the Company ;
XVI.	authorizing the Company, to sign, alter or rescind Shareholder Agreements;
XVII.	approving the policy for complementary social security of the Company and the collective agreements;
XVIII.	approving the Internal Rules of the Board Council;
XIX.	approving the proposal of the Board in relation to Company Rules with the respective organizational structure, including at the competence and attribution of the Directors of the Company;
XX.	electing and dismissing, at any moment, the Directors of the Company, including the Chairman, assigning attributions to them, in accordance with the provisions of this bylaw;
XXI.	dividing the global remuneration amount, set by the General Assembly, between the Counselors and the Directors of the Company, assigning their individual remuneration;
XXII.	performing other activities which may be delegated to it by the General Assembly; and
XXIII.

oversee that the Company, during the licensing term and its renewal, bind itself to assuring the effective existence, on national territory, of centers for deliberation and implementation of strategic, managerial and technical decisions involved in the accomplishment of the License Agreement of STFC, the Authorization Term for Telecommunication Transport Network Service, the Authorization Term for Mobile Highway Telephone Service, and also making this obligation reflect on the composition and the decision making procedures of its administration organs.

25th Article - The Board Council is comprised of 7 (seven) effective members and alternates in an even number.

1st Paragraph - The members of the Board Council and respective alternates are elected by the General Assembly, which elects, among them, the Chairman of the Board.

2nd Paragraph – The titleholders of preferred shares shall be granted the right, through separate voting, to elect a member of the Administration Council and his respective alternate.

3rd Paragraph – The alteration of the terms set forth in Paragraph 2 of this article depends on the approval, in separate, of the titleholders of preferred shares.

26th Article – The members of the Administration Council shall be replaced during their absence, impediment or vacancy, by the respective alternate.

Sole Paragraph - In the case of a vacancy in the position of an effective Counselor, the remaining Counselors will appoint among them an alternate, who will take on the role up to the time of the first General Assembly.

27th Article – The Board Council will meet ordinarily once every two calendar months and, extraordinarily, when called to convene by its Chairman or by 2 (two) Counselors, drawing up the minutes of the Assemblies.

Sole Paragraph – The summons shall be made by letter, telegram or fax delivered at least 10 (ten) days in advance, except in urgent cases, at the sole discretion of the Chairman of the Board Council, and the notice must contain the order of the day.

28th Article - The Board Council deliberates by absolute majority of votes, with the presence of the majority of its members, and it is up to the Chairman of the board, when necessary, to remit the proceedings that co-substantiate these deliberations.

Section III

Board

29th Article - The Board is comprised of one Chairman and 3 (three) executive Directors, thus titled:

a)   Financial Director;
b)   Network Director; and
c)   Human Resources Director.

30th Article – In their absence and impediments, the Chairman is substituted by the Financial Director.

1st Paragraph - In the case of simultaneous absences and impediments of the Chairman and the Financial Director, the Board is governed by the Director designated by the Board Council.

2nd Paragraph – All other Board Members shall be substituted, during their absence or temporary impediment by another member of the Board appointed by the President.

3rd Paragraph – In the case of vacancy in the position of an effective Director, the Board Council will promote the election of a substitute to complete the mandate of the substituted person.

31st Article – In accordance with the provisions contained in this Bylaw, it is necessary to link the Company to: (i) the joint signature of 2 (two) Directors, of which one, necessarily, must be the Chairman; (ii) the signature of 1 (one) Director in combination with an attorney-in-fact; or (iii) the joint signature of 2 (two) attorneys-in-fact, vested with specific powers.

Sole Paragraph – The instruments of the mandate granted by the Company, which shall be signed jointly by 2 (two) Directors, of which one must necessarily be the Chairman, must specify the powers granted and, with exception to those used for legal purposes, will have the maximum validity period of 1 (one) year.

32nd Article - The specific responsibility of each one of the members of the Board is the following:

I.	Chairman – The execution of the policy, guidelines and the activities related to the corporate object of the Company, according to the terms specified by the Board Council.
II.	Financial Director - The execution of the policy, guidelines and the economic-financial and accounting activities of the Company according to the terms specified by the Board Council.
III.	Network Director – The planning and execution of network engineering projects aimed at the expansion and modernization of the network and the exploration of new technology, according to the terms specified by the Board Council.
IV.	Human Resource Director – Administer and oversee the activities related to Company management, comprised of employment, dimensioning, education and development of company Representatives, according to the terms specified by the Board Council.

CHAPTER VI

AUDIT COMMITTEE

33rd Article - The Audit Committee is the fiscal inspection entity of the Company administration, and must perform permanently.

34th Article - The Audit Committee shall be comprised of 3 (three) to 5 (five) effective members and substitutes in an even number.

1st Paragraph - The mandate of the Audit Committee members ends at the first Annual General Assembly, subsequent to the respective election, reelection allowed, and the Counselors shall remain in their posts until the successors take over.

2nd Paragraph - The Audit Committee members, at their first Assembly, will elect their Chairman, who will be in charge of remitting the deliberations of the group.

3rd Paragraph - The Audit Committee may request that the Company appoint qualified personnel to act as secretary and render technical assistance.

35th Article - The Audit Committee shall meet, ordinarily, once every quarter and, extraordinarily, when required.

1st Paragraph - The Assemblies are summoned by the Chairman of the Audit Committee or by 2 (two) members of the Audit Committee.

2nd Paragraph - The Audit Committee manifests itself by majority of votes, with the presence of the majority of its members.

36th Article - The members of the Audit Committee are substituted, in their absence or impediment, by their respective substitute.

37th Article – Except in the cases of death, resignation, destitution and other terms set forth by law, the vacancy of the post is considered when a member of the Audit Committee fails to appear without just cause to 2 (two) consecutive Assemblies or 3 (three) interspersed ones during the corporate year.

Sole Paragraph - In the case of absence in the position of a member of the Audit Committee without a substitute assuming the post, the General Assembly will immediately convene to elect the substitute.

CHAPTER VII

FISCAL YEAR AND FINANCIAL STATEMENTS

38th Article - The fiscal year coincides with the calendar year.

39th Article – At each yearend, the Board will prepare the Balance Sheet and the other financial statements required by law.

40th Article - The Board Council will present to the General Assembly, along with the financial statements, the proposal for the destination of the net profit for the period, as set forth by the provisions of this bylaw and the law. Sole Paragraph - 25% (twenty-five percent) of the adjusted net earnings shall be mandatorily distributed with dividends, in the manner set forth in the following article.

41st Article – The dividends shall be paid first to the preferred shares up to the limit of preference, then, the titleholders of the common shares shall be paid up to the limit of preference; the balance shall be apportioned for all the shares, in equal conditions.

Sole Paragraph – Except when stated otherwise by the General Meeting, the dividends shall be paid "pro rata die”, subsequent to the realization of capital.

42nd Article – After the payment of the minimum required dividend, a General Assembly will deliberate over the destination of the remaining balance of the net profit for the period, which, by proposal of the administration, may be used in the proportion in which they are to be deliberated, as: (i) supplementary dividend payment to the shareholders; (ii) transfer to the following year, as retained earnings, as long as duly justified by the administrators to finance the investment plan predicted in the budget of capital.

43rd Article – The Company may, by deliberation of the Board Council, pay or credit, in dividends, interest over its own capital, in the terms of article 9, 7th Paragraph of Law 9,249, on 12/26/95. The interest shall be compensated with the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.

44th Article – The Company, by deliberation of the Board Council, may, in accordance with legal limitations:

(i)	draw up half-yearly balance sheets or in shorter periods and, based in this balances, declare dividends; and
(ii)	declare intermediary dividends on account of retained earnings or of reserves of the existing profits in the last annual or half-yearly balance sheet.

45th Article – The Company may, through deliberation of the General Assembly, provided the legal limits, attribute profit sharing to its administrators and employees.

CHAPTER VIII

SETTLEMENT OF THE COMPANY

46th Article - The Company will be dissolved, through settlement, in the cases predicted in law or through deliberation of the Assembly, which will determine the manner of settlement and will elect the liquidator and the Audit Committee for the settlement period, and set their respective fees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.